UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No.: 333-74483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.

Attn: Matthew Furman

200 Liberty Street

New York, NY 10281-1003

(212) 915-8888

Willis 401(k) Retirement

Savings Plan

Employer ID No: 13-5654526

Plan Number: 003

Financial Statements as of December 31, 2014 and

2013, and for the Year Ended December 31, 2014,

Supplemental Schedule as of December 31, 2014,

and Report of Independent Registered Public

Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP 424 Church Street Suite 2400 Nashville, TN 37219 USA Tel: 615 259 1800 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Willis 401(k) Retirement Savings Plan

Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Nashville, TN

June 26, 2015

Member of

Deloitte Touche Tohmatsu Limited

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant-directed investments — at fair value	$828,834,064	$783,083,857

Total investments	828,834,064	783,083,857

Receivables:
Notes receivable from participants	9,135,460	8,824,628
Contributions receivable from employer	14,696,640	14,408,250
Contributions receivable from participants	1,112,913	1,089,114

Total receivables	24,945,013	24,321,992

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	853,779,077	807,405,849

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUNDS	(13,700,515)	(13,823,365)

NET ASSETS AVAILABLE FOR BENEFITS	$840,078,562	$793,582,484

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Participant contributions	$44,468,051
Rollover contributions	8,249,645
Employer contributions	14,699,565

Total contributions	67,417,261

Investment income:
Net appreciation in fair value of investments	29,900,046
Dividends	15,111,871
Interest	4,525,335

Net investment income	49,537,252

Interest income on notes receivable from participants	367,302

DEDUCTIONS:
Benefits paid to participants	(70,231,262)
Administrative expenses	(594,475)

Total deductions	(70,825,737)

INCREASE IN NET ASSETS	46,496,078

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	793,582,484

End of year	$840,078,562

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings plc, and covers all eligible employees of the Company and its subsidiaries. The Benefits Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan. State Street Bank and Trust serves as the trustee of the Plan and Transamerica Retirement Solutions serves as the record keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Newly hired employees are automatically enrolled in the Plan after 60 days of service with a 3% pre-tax contribution rate of eligible compensation. Participants may elect to contribute between 1% and 99% of their eligible compensation as pretax and/or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. Eligible compensation consists of the participant’s base pay plus commissions and production incentives received during the calendar year.

After a year of service, participants are eligible for a 100% match of employee contributions made by the Company up to a maximum of 3% of the employee’s annual eligible compensation. The match is subject to certain Internal Revenue Code (IRC) limitations. The Company match is discretionary, calculated annually and automatically invested per the participant’s investment elections.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s match, and Plan earnings, and charged with withdrawals, an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, Willis Group Holdings plc common stock, and stable value funds as investment options for participants.

The Willis Stable Value Fund and Transamerica Financial Life Insurance Company (TFLIC) Stable 5 Fund are fully benefit-responsive and are invested in separate group annuity insurance contracts with TFLIC. In addition, participants have the option of transferring amounts from the above Plan offered funds into a self-directed brokerage account.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Employer contributions and earnings thereon are 25% vested after two years of service, 50% after three years, 75% after four years, and fully vested after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed, as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Participant loans are classified as notes receivable and measured at the unpaid principal balance plus accrued but unpaid interest.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a financial hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When participants terminate employment with the Company, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the year. During the years ended December 31, 2014 and 2013, non-vested forfeiture amounts were $446,669 and $271,714, respectively, all of which were used to offset employer contributions.

Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon full or partial termination of the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her accounts in the trust, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion on fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and guaranteed investment contracts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment instruments, including common stock, mutual funds, and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participant’s account balances and the amounts reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants and the Plan as provided in the Plan document. The record keeper is compensated to administer the Plan through net fees of 0.12% withdrawn from participants’ accounts for selecting certain investment options. Prior to September 1, 2014, the record keeper was compensated through net fees of 0.13%. The Plan may additionally use funds allocated to the Expense Budget Account (EBA) to pay administrative expenses approved by the Employer or can be allocated to participants at the end of the year, at the direction of the Employer. The EBA is a plan level unallocated account that can be credited when fees withdrawn from participants’ accounts are in excess of 0.12% and/or other amounts withdrawn from participants’ accounts. Prior to September 1, 2014, the EBA could be credited when fees withdrawn from participants’ accounts were in excess of 0.13%. The EBA is also funded based on a plan service fee of 0.02%.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All distribution payments are processed the same day, therefore, at December 31, 2014 and 2013 there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2014 and 2013.

New Accounting Standards — In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). ASU 2015-07 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU impacts reporting entities that measure an investment’s fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make specific disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has decided to measure using the practical expedient. The new guidance is effective for public entities reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively in all periods presented in an entity’s financial statements. The Plan did not early adopt this guidance as of year-end. The adoption will not have a material effect on the Plan’s statements of net assets available for benefits or statement of changes in net assets available for benefits. Plan management is assessing the impact on the disclosures in the financial statements.

3.	INVESTMENTS

Individual investments that represent greater than 5% of the Plan’s net assets available for benefits are as follows:

As of December 31, 2014:
Willis Stable Value Fund (at contract value)	$120,997,626
Vanguard Institutional Index l	73,311,124
Metropolitan West Total Return Bond Plan	69,858,731
TRowe America Growth Fund	59,993,721
American Funds Fundamental Investment Fund	54,953,752
American Funds Income Fund	53,937,166
American Funds Europacific	44,712,638
JPMorgan US Equity Institutional Fund	43,086,277

As of December 31, 2013:
Willis Stable Value Fund (at contract value)	$117,407,314
Pimco Total Return Fund	68,880,232
Transamerica Partners Institutional Stock Index Fund	67,334,207
TRowe America Growth Fund	56,891,806
American Funds Income Fund	49,527,546
American Funds Fundamental Investment Fund	53,302,126
American Funds Europacific	45,742,855

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Mutual funds	$29,407,616
Common stock	491,998
Money market funds and other financial assets	432

Net appreciation in fair value of investments	$29,900,046

4.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan has two fully benefit-responsive investment contracts with TFLIC. TFLIC maintains the contributions in a non-pooled separate account (Willis Stable Value Fund) and a pooled separate account (TFLIC Stable 5 Fund), which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The contracts have certain restrictions that affect the ability to collect the full contract value, for example, the Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contracts at any amount less than contract value.

TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with TFLIC, but may not be less than 0%. Such interest rates are reviewed for resetting on a quarterly basis for the Willis Stable Value Fund and on an annual basis for the TFLIC Stable 5 Fund. The crediting rate of the contract will track current market yields on a trailing basis.

	2014	2013
Willis Stable Value Fund average yields:
Based on annualized earnings (1)	3.15%	3.73%
Based on interest rate credited to participants (2)	2.20	2.70

TFLIC Stable 5 Fund average yields:
Based on annualized earnings (1)	7.16%	4.58%
Based on interest rate credited to participants (2)	4.44	4.44

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 13, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2010.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Transactions with parties-in-interest include investments in shares of Willis Group Holdings plc common stock, contributions from the Company, investments in certain funds managed by the recordkeeper of the Plan, and the investment contracts managed by TFLIC; therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2014 and 2013 were not significant.

At December 31, 2014 and 2013, the Plan held 446,024 and 483,775 shares, respectively, of common stock of Willis Group Holdings plc, with a fair value of $19,986,356 and $21,677,953, respectively.

7.	FAIR VALUE MEASUREMENTS

Accounting Standard Codification (ASC) 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds — Valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stocks and Exchange-Traded Funds — Valued at the closing price reported on the active market on which the individual securities are traded.

Guaranteed Investment Contracts — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Money Market Funds — Valued at amortized cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2014, and December 31, 2013:

	Assets at Fair Value as of December 31, 2014
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Mutual Funds:
Large Cap Stocks:
Domestic	$320,839,870	$—	$—	$320,839,870
International	51,478,378	—	—	51,478,378
Mid/Small Cap Stocks	108,164,532	—	—	108,164,532
Retirement Funds	47,041,003	—	—	47,041,003
Bonds:
Investment Grade	70,587,775	—	—	70,587,775
High Yield	19,562,327	—	—	19,562,327
Various Diversified Funds	5,973,874	—	—	5,973,874
Common Stock — Willis
Group Holdings plc	19,986,356	—	—	19,986,356
Other Common Stocks and
Exchange-Traded Funds	13,577,523	—	—	13,577,523
Guaranteed Investment
Contracts	—	165,610,397	—	165,610,397
Money Market Funds	—	4,770,364	—	4,770,364
Other Financial Assets	1,241,665	—	—	1,241,665

Total Assets at Fair Value	$658,453,303	$170,380,761	$—	$828,834,064

	Assets at Fair Value as of December 31, 2013
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Mutual Funds:
Large Cap Stocks:
Domestic	$296,719,964	$—	$—	$296,719,964
International	51,245,681	—	—	51,245,681
Mid/Small Cap Stocks	104,370,208	—	—	104,370,208
Retirement Funds	32,544,624	—	—	32,544,624
Bonds:
Investment Grade	68,880,232	—	—	68,880,232
High Yield	17,482,283	—	—	17,482,283
Various Diversified Funds	7,365,011	—	—	7,365,011
Common Stock — Willis
Group Holdings plc	21,677,953	—	—	21,677,953
Other Common Stocks and
Exchange-Traded Funds	12,609,854	—	—	12,609,854
Guaranteed Investment
Contracts	—	163,969,779	—	163,969,779
Money Market Funds	—	5,332,175	—	5,332,175
Other Financial Assets	886,093	—	—	886,093

Total Assets at Fair Value	$613,781,903	$169,301,954	$—	$783,083,857

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

For the years ended, December 31, 2014 and 2013, there were no transfers between levels.

8.	NET ASSET VALUE (NAV) PER SHARE

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2014 and 2013.

	Fair Value Estimated Using Net Asset Value per Share December 31, 2014
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Guaranteed Investment
Contracts:
Willis Stable Value Fund (a)	$126,453,848		Immediate	(c)	None
TFLIC Stable 5 Fund (b)	39,156,549		90 days	(c)	None

Total	$165,610,397

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Guaranteed Investment
Contracts:
Willis Stable Value Fund (a)	$123,300,992		Immediate	(c)	None
TFLIC Stable 5 Fund (b)	40,668,787		90 days	(c)	None

Total	$163,969,779

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	The Willis Stable Value Fund is a non-pooled guaranteed separate account of TFLIC which invests in a diverse pool of high quality fixed-income instruments and is offered through a group annuity contract. Each calendar quarter, a guaranteed interest rate will be declared, which will apply to all money in the fund. Plan benefits allowed by the plan are not subject to withdrawal restrictions or charges. The interest rate is declared quarterly and applies to both existing assets and new deposits made in that calendar quarter. Both principal and interest are guaranteed by TFLIC.
(b)	TFLIC Stable 5 Fund is a guaranteed separate account through a group annuity contract issued by TFLIC. The investment option provides for a guarantee of principal and interest. Contributions allocated to this investment option will be credited interest at a guaranteed interest rate. Guarantees are supported by the actively managed guaranteed separate account of TFLIC, but participants do not participate in the investment experience or performance of the guaranteed separate account.
(c)	The Plan may not withdraw more than 20% of the beginning of the year balance of the contract without incurring a penalty.

9.	SUBSEQUENT EVENTS

Subsequent events were evaluated through the date of the financial statement issuance. Based on this review, no significant event occurred that requires disclosure.

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Mutual Funds
Large Cap Stocks
Domestic
American Funds Income Fund		Mutual Fund	$53,937,166
American Funds Fundamental Investment Fund		Mutual Fund	54,953,752
JPMorgan US Equity Fund		Mutual Fund	43,086,277
MFS Value Fund		Mutual Fund	35,557,822
T Rowe America Growth Fund		Mutual Fund	59,993,721
Transamerica Partners Institutuonal Stock Index Fund		Mutual Fund	8
Vanguard Institutional Index		Mutual Fund	73,311,124

Total			320,839,870

International
American Funds Europacific		Mutual Fund	44,712,638
Russell Emerging Markets Fund		Mutual Fund	6,486,298
Vanguard Total International Stock Index		Mutual Fund	279,442

Total			51,478,378

Mid/Small Cap Stocks
Columbia Small Cap Value Fund		Mutual Fund	28,154,983
Eagle Small Cap Growth		Mutual Fund	27,222,795
Fidelity Spartan Extended Market Index		Mutual Fund	11,608,760
Prudential Mid Cap		Mutual Fund	25,182,062
Ridge Worth Mid Cap Value		Mutual Fund	15,995,932

Total			108,164,532

Retirement Funds
T Rowe RA 2010		Mutual Fund	1,937,237
T Rowe RA 2020		Mutual Fund	15,097,574
T Rowe RA 2030		Mutual Fund	14,073,688
T Rowe RA 2040		Mutual Fund	9,690,788
T Rowe RA 2050		Mutual Fund	3,982,961
T Rowe RA Income		Mutual Fund	2,258,755

Total			47,041,003

Bonds
Investment Grade
PIMCO Total Return Fund		Mutual Fund	21
Vanguard Intermed-Term Bond Index		Mutual Fund	729,023
Metropolitan West Total Return Bond Plan		Mutual Fund	69,858,731

Total			70,587,775

High Yield
Transamerica Partners Institutional High Yield Fund		Mutual Fund	19,562,327

Total			19,562,327

Various Diversified Mutual Funds
361 MANAGED FUTURES STRAT	3,321	Mutual Fund	36,859
ABERDEEN GLOBAL HIGH INCM F	42	Mutual Fund	411
ABERDEEN GLOBAL SELECT OPPTY	319	Mutual Fund	12,101
ACADIAN EMERGING MKTS PORTFO	1,795	Mutual Fund	32,785
ADVISORONE CLS FLEXIBLE INCM N	1,394	Mutual Fund	14,292
ADVISORONE CLS GLBL DIVERS	409	Mutual Fund	7,135
ADVISORONE CLS GLBL GWTH N	642	Mutual Fund	7,150
ADVISORONE CLS GWTH AND INCM N	2,898	Mutual Fund	31,033
ADVISORONE CLS LONG SHORT	796	Mutual Fund	8,270
ADVISORY RESEARCH MLP & ENERGY	5,773	Mutual Fund	76,717
AKRE FOCUS FD RETAIL	810	Mutual Fund	18,266
ALLIANCEBERNSTEIN DISCOV	2,826	Mutual Fund	26,567
ALPS RED ROCKS LISTED PRIVAT	633	Mutual Fund	4,171
AMANA INCOME FUND INV	239	Mutual Fund	11,128
AMERICAN BEACON BRIDGE	1,462	Mutual Fund	34,759
AMERICAN CENTURY EQUITY GROWTH	113	Mutual Fund	3,462
AMERICAN CENTURY ZERO COUPON	275	Mutual Fund	25,570
AMERICAN FD GROWTH FD OF AMERI	4,269	Mutual Fund	181,173
AMG MANAGERS INTERM DUR GOVT F	10,414	Mutual Fund	114,133
AMG MANAGERS REAL ESTATE SECUR	59	Mutual Fund	711
AMG YACKTMAN FD SVC	7,744	Mutual Fund	194,528
AMG YACKTMAN FOCUSED FD SVC	551	Mutual Fund	14,273
AQR DIVERSIFIED ARBITR	853	Mutual Fund	8,654
AQR INTL DEFENSIVE EQTY CL I	185	Mutual Fund	2,131
AQR INTL MOMENTUM FD CL L	1,102	Mutual Fund	15,230
AQR MGD FUTURES STRAT FD CL I	1,690	Mutual Fund	17,963
AQR MOMENTUM FD CL L	1,840	Mutual Fund	38,053
AQR RISK PARITY FD CL I	3,116	Mutual Fund	31,598
AQR SMALL CAP MOMENTUM FD CL	822	Mutual Fund	16,922
AQR US DEFENSIVE EQTY CL I	841	Mutual Fund	12,171
ARTISAN INTL FUND INV	1,518	Mutual Fund	45,480

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
ARTISAN INTL VALUE FUND INV	1,167	Mutual Fund	39,910
BAIRD SHORT TERM BD INST	2,238	Mutual Fund	21,640
BARON ASSET FUND	198	Mutual Fund	12,641
BARON REAL ESTATE FD RETAIL	572	Mutual Fund	14,837
BARON SMALL CAP FUND	609	Mutual Fund	20,282
BERWYN INCOME FUND	7,699	Mutual Fund	104,781
BLACKROCK EQTY DIVIDEND FD INV	550	Mutual Fund	13,698
BLACKROCK GLOBAL ALLOCA	537	Mutual Fund	10,610
BLACKROCK INTL OPPTY A	749	Mutual Fund	23,013
BLACKROCK MULTI ASSET INCM P	3,718	Mutual Fund	41,753
BROWN CAP MGMT SMALL CO FD INV	148	Mutual Fund	10,588
BUFFALO DISCOVERY FUND	2,352	Mutual Fund	47,049
BUFFALO FLEXIBLE INCOME FUND	1	Mutual Fund	22
BUFFALO GROWTH FUND	1,698	Mutual Fund	56,484
CALVERT INTL OPPTY FD A	1,392	Mutual Fund	20,484
CGM FOCUS FUND	222	Mutual Fund	9,094
COHEN & STEERS REALTY SHARES	663	Mutual Fund	50,965
COLUMBIA ACORN FUND CL Z	1,360	Mutual Fund	43,448
COLUMBIA MASTERS INTL EQTY A	1,550	Mutual Fund	14,817
COLUMBIA MID CAP VALUE FD CL	2,590	Mutual Fund	44,074
DEUTSCHE SMALL CAP VALUE A	1,019	Mutual Fund	26,220
DFA COMMODITY STRATEGY PORT	4,042	Mutual Fund	28,335
DFA EMERGING MKTS CORE EQTY P	1,444	Mutual Fund	27,312
DFA EMERGING MKTS SMALL CAP PO	127	Mutual Fund	2,531
DFA EMERGING MKTS VALUE PORT I	94	Mutual Fund	2,417
DFA FIVE YEAR GLBL FIXED INCM	1,208	Mutual Fund	13,207
DFA GLOBAL REAL ESTATE SECURI	6,765	Mutual Fund	70,695
DFA INTL CORE EQTY PORT INSTL	5,019	Mutual Fund	58,724
DFA INTL LARGE CAP GWTH INST	219	Mutual Fund	2,458
DFA INTL REAL ESTATE SECURI	819	Mutual Fund	4,294
DFA INTL SMALL CAP VALUE PORT	1,115	Mutual Fund	20,746
DFA INTL SMALL CO PORT INSTL	132	Mutual Fund	2,243
DFA INTL VALUE III PORT	972	Mutual Fund	14,843
DFA LARGE CAP VALUE III PORTFO	1,554	Mutual Fund	37,957
DFA REAL ESTATE SECURI	356	Mutual Fund	11,764
DFA SHORT TERM EXTENDED QUALIT	844	Mutual Fund	9,102
DFA TWO YEAR GLBL FIXED INCM P	397	Mutual Fund	3,929
DFA US CORE EQTY 2 PORT INSTL	5,706	Mutual Fund	99,857
DFA US LARGE CAP GROWTH INST	186	Mutual Fund	2,709
DFA US LARGE CAP VALUE PORT I	160	Mutual Fund	5,450
DFA US SMALL CAP VALUE PORT I	690	Mutual Fund	24,142
DFA US TARGETED VALUE PORT I	1,456	Mutual Fund	32,246
DIREXION MONTHLY SMALL CAP BE	6	Mutual Fund	222
DODGE & COX INTL STOCK FUND	962	Mutual Fund	40,526
DODGE & COX STOCK FUND	405	Mutual Fund	73,231
DOUBLELINE TOTAL RETURN BD FD	4,749	Mutual Fund	52,096
EVENTIDE HEALTHCARE AND LIFE S	2,287	Mutual Fund	47,973
FAIRHOLME FUND	435	Mutual Fund	15,275
FEDERATED HIGH YIELD TRUST	1,274	Mutual Fund	8,549
FEDERATED PRUDENT BEAR FD CL	1,077	Mutual Fund	2,413
FIDELITY CAPITAL APPR FD	643	Mutual Fund	23,151
FIDELITY INTL DISCOVERY FUND	441	Mutual Fund	16,759
FIDELITY LATIN AMER FUND	621	Mutual Fund	14,770
FIDELITY SLCT COMM EQUIPM	60	Mutual Fund	1,920
FIDELITY SLCT HEALTH CARE P	105	Mutual Fund	22,840
FIDELITY SLCT SOFTWARE & COMPU	60	Mutual Fund	6,950
FIDELITY SLCT TELECOM PORTFO	35	Mutual Fund	2,105
FIDELITY SPARTAN LT TR BD IND	1,979	Mutual Fund	26,361
FIRST EAGLE FUND OF AMERIC	83	Mutual Fund	3,097
FIRST EAGLE OVERSEAS FUND C	84	Mutual Fund	1,820
FMI LARGE CAP FUND	139	Mutual Fund	2,948
FRANKLIN INCM FD CL A	4,588	Mutual Fund	11,011
GABELLI ASSET FUND AAA	41	Mutual Fund	2,695
GABELLI EQUITY INCOME FUND C	879	Mutual Fund	25,554
GABELLI SMALL CAP GROWTH FUND	887	Mutual Fund	43,526
GLENMEDE LARGE CAP CORE	616	Mutual Fund	13,390
GLENMEDE LARGE CAP GWTH	753	Mutual Fund	17,683
GLENMEDE SMALL CAP EQTY FUND A	101	Mutual Fund	2,606
HARBOR COMMODITY REAL RETURN	667	Mutual Fund	3,083
HARBOR INTERNATIONAL FUND I	388	Mutual Fund	24,914
HARDING LOEVNER EMERGING MARKE	980	Mutual Fund	44,713
HEARTLAND SELECT VALUE FUND I	200	Mutual Fund	6,279
HEARTLAND VALUE PLUS FD INV CL	816	Mutual Fund	25,825

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
ICON ENERGY FUND CL S	1	Mutual Fund	7
INVESCO TECHNOLOGY FD INV CL	15	Mutual Fund	556
IRONCLAD MGD RISK	1,015	Mutual Fund	11,029
IVY ASSET STRATEGY FUND CL A	560	Mutual Fund	14,286
JANUS BALANCED FD CL T	675	Mutual Fund	20,632
JANUS CONTRARIAN FD CL T	612	Mutual Fund	13,508
JANUS GLOBAL LIFE SCIENC	496	Mutual Fund	26,043
JANUS GROWTH & INCM CL T	32	Mutual Fund	1,546
JANUS HIGH YIELD FD CL T	11,693	Mutual Fund	99,623
JANUS OVERSEAS FD CL T	118	Mutual Fund	3,708
JANUS TRITON FD CL T	5,768	Mutual Fund	135,194
JENSEN QUALITY GROWTH FD CL J	328	Mutual Fund	13,184
JHANCOCK INCOME FUND CL A	3	Mutual Fund	17
JHANCOCK3 DISCIPLINED VALUE	1,406	Mutual Fund	27,427
JPMORGAN EQUITY INCOME A	836	Mutual Fund	11,756
JPMORGAN INCM BUILDER FD A	1,063	Mutual Fund	10,819
LAUDUS U.S. LARGE CAP GROWTH	911	Mutual Fund	15,144
LEUTHOLD CORE INVESTMENT FUND	1,234	Mutual Fund	22,796
LITMAN GREGORY MASTERS ALT ST	7,827	Mutual Fund	89,542
LOOMIS SAYLES BOND FUND CL R	2,205	Mutual Fund	32,546
LOOMIS SAYLES GLOBAL BD FD CL	3,717	Mutual Fund	57,509
LOOMIS SAYLES LTD TERM GOVT &	3,459	Mutual Fund	40,093
MAINSTAY LARGE CAP GROWTH	1,443	Mutual Fund	14,489
MAINSTAY MARKETFIELD FD CL I	270	Mutual Fund	4,377
MAIRS AND POWER GWTH FD	155	Mutual Fund	18,040
MARSICO GLOBAL FD	1,125	Mutual Fund	14,574
MATTHEWS PACIFIC TIGER FD INV	1,114	Mutual Fund	29,607
MERIDIAN GROWTH FUND LEGACY	783	Mutual Fund	28,482
METROPOLITAN WEST TOTAL RETURN	8,545	Mutual Fund	93,227
MFS INTL VALUE CL A	751	Mutual Fund	24,829
MOTLEY FOOL INDEPE	155	Mutual Fund	3,124
NEUBERGER BERMAN FOCUS FD INV	63	Mutual Fund	1,630
NUVEEN SYMPHONY MID CAP CORE A	11	Mutual Fund	385
OAKMARK INTL FD CLASS I	2,301	Mutual Fund	53,699
OAKMARK INTL SMALL CAP FUND	1,335	Mutual Fund	19,747
OAKMARK SELECT FUND	324	Mutual Fund	13,201
OBERWEIS INTL OPPTY FD	4,725	Mutual Fund	87,703
OPPENHEIMER CMDY STRAT TOTAL	13,381	Mutual Fund	30,910
OPPENHEIMER DEVELOPING MKTS F	197	Mutual Fund	7,006
OPPENHEIMER INTL GROWTH FD CL	1,077	Mutual Fund	37,990
OPPENHEIMER SENIOR FLOATI	1,077	Mutual Fund	8,735
OPPENHEIMER STEELPATH MLP SL	2,390	Mutual Fund	29,590
PARNASSUS CORE EQTY FD INV	1,106	Mutual Fund	44,990
PAYDEN EQUITY INCOME FD	402	Mutual Fund	5,594
PIMCO COMMODITIESPLUS STRATE	866	Mutual Fund	6,607
PIMCO COMMODITY REAL RETURN	11,373	Mutual Fund	50,153
PIMCO DIV AND INCM BUILDE	290	Mutual Fund	3,576
PIMCO INCM CL D	1,936	Mutual Fund	23,874
PIMCO TOTAL RETURN FUND CL D	17,598	Mutual Fund	187,597
PRINCIPAL EQTY INCM A	149	Mutual Fund	3,966
RYDEX BIOTECHNOLOGY FUND INV C	63	Mutual Fund	5,184
RYDEX GOVT LONG BD 1.2X STRATE	231	Mutual Fund	13,002
RYDEX NASDAQ-100 FUND INV CL	136	Mutual Fund	3,374
SCHOONER FUND I	969	Mutual Fund	24,807
SCHWAB CORE EQUITY FUND	221	Mutual Fund	4,993
SCHWAB DIVIDEND EQUITY FUND	1,323	Mutual Fund	22,513
SCHWAB FUNDAMENTAL INTL LARGE	1,104	Mutual Fund	9,073
SCHWAB FUNDAMENTAL US LARGE	2,613	Mutual Fund	39,948
SCHWAB HEALTH CARE FUND	750	Mutual Fund	18,723
SCHWAB INTL INDEX FUND	739	Mutual Fund	13,399
SCHWAB MARKETTRACK CONSER	502	Mutual Fund	8,019
SCHWAB S&P 500 INDEX FD	1,323	Mutual Fund	42,537
SCHWAB SMALL CAP INDEX FUND	2,452	Mutual Fund	66,124
SCHWAB SMALL-CAP EQUITY FUND	91	Mutual Fund	1,910
SCHWAB TARGET 2020 FUND	1,570	Mutual Fund	22,182
SCHWAB TOTAL STOCK MKT INDEX	360	Mutual Fund	13,310
SCHWAB TREASURY INFLAT	7,659	Mutual Fund	84,091
SCOUT UNCONSTRAINED BOND FD CL	872	Mutual Fund	9,793
SEQUOIA FUND	43	Mutual Fund	10,180
SMEAD VALUE FD INV CL	191	Mutual Fund	7,566
SOUND SHORE INVESTOR	2,066	Mutual Fund	100,791
SSGA EMERGING MARKETS FD	230	Mutual Fund	2,424
T ROWE PRICE EUROPEAN STOCK	213	Mutual Fund	4,226

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
T ROWE PRICE GLBL TECHNO	601	Mutual Fund	7,399
T ROWE PRICE MEDIA AND TELECO	350	Mutual Fund	22,790
TEMPLETON FOREIGN FUND CL A	1,145	Mutual Fund	7,979
TEMPLETON WORLD A	2,763	Mutual Fund	47,523
TETON WESTWOOD BALANCED FD CL	1,698	Mutual Fund	20,767
THORNBURG DEVELOPING WORLD	430	Mutual Fund	7,816
THORNBURG INVT INCOME BUILDE	534	Mutual Fund	11,136
THORNBURG LTD TERM INCM FD CL	1,031	Mutual Fund	13,793
TIAA CREF HIGH YIELD BOND F	6,098	Mutual Fund	60,065
TIAA CREF INSTL SOCIAL CHOICE	404	Mutual Fund	6,178
TOCQUEVILLE GOLD FUND	46	Mutual Fund	1,463
TOUCHSTONE SANDS CAPITAL SLCT	1,839	Mutual Fund	33,032
VANGUARD DIV GROWTH FD INVEST	934	Mutual Fund	21,568
VANGUARD EMRG MKTS STK INDEX	783	Mutual Fund	19,820
VANGUARD HEALTH CARE FD INVES	102	Mutual Fund	21,510
VANGUARD HIGH YIELD CORP FUND	2,049	Mutual Fund	12,231
VANGUARD INTL EXPLORER INVES	1,985	Mutual Fund	32,696
VANGUARD INTL GROWTH FD INVEST	1,110	Mutual Fund	23,919
VANGUARD MID CAP GROWTH INDEX	821	Mutual Fund	32,798
VANGUARD REIT INDEX FUND INVES	872	Mutual Fund	23,465
VANGUARD SHORT TERM BOND INDEX	5,122	Mutual Fund	53,682
VANGUARD SHORT TERM INVEST	367	Mutual Fund	3,909
VANGUARD SMALL CAP GWTH INDEX	1,221	Mutual Fund	43,213
VANGUARD SMALL CAP INDEX FD IN	675	Mutual Fund	37,699
VANGUARD TOTAL BD MARKET INDEX	4,825	Mutual Fund	52,444
VANGUARD TOTAL INTL STK INDEX	2,042	Mutual Fund	31,747
VANGUARD TOTAL STOCK MKT INDEX	2,733	Mutual Fund	140,986
VANGUARD WELLINGTON FD INVEST	626	Mutual Fund	24,518
VIRTUS DYNAMIC ALPHAS	996	Mutual Fund	10,791
VIRTUS PREMIUM ALPHAS	876	Mutual Fund	11,806
VULCAN VALUE PARTNERS FD	1,477	Mutual Fund	28,835
WASATCH LONG SHORT FD INV	1,752	Mutual Fund	26,104
WASATCH SMALL CAP GROWTH FD IN	429	Mutual Fund	21,067
WEITZ SHORT INTERMEDIATE INCOM	421	Mutual Fund	5,235
WEITZ VALUE FUND	362	Mutual Fund	16,386
WELLS FARGO ADVTG DIVERS INTL	93	Mutual Fund	1,077
WELLS FARGO ADVTG GWTH FD IN	5,222	Mutual Fund	237,699
WELLS FARGO ADVTG INCM PLUS	985	Mutual Fund	12,060
WELLS FARGO ADVTG PREMIE	402	Mutual Fund	6,155
WHITE OAK SELECT GROWTH FUND	468	Mutual Fund	28,325

Total			5,973,874

Common Stock — Willis Group Holdings plc
WILLIS STOCK FUND	446,024	Shares of Common Stock	19,986,356

Total			19,986,356

Other Common Stocks and Exchange-Traded Funds
1ST TR EXCH TRADED FD VIDORSEY	11,358	Shares of Common Stock or Exchange-Traded Fund	250,217
3 D SYSTEMS CORP	332	Shares of Common Stock or Exchange-Traded Fund	10,913
3M COMPANY	1,114	Shares of Common Stock or Exchange-Traded Fund	183,013
A E S CORP	100	Shares of Common Stock or Exchange-Traded Fund	1,377
A M R CORPORATION XXXSTOCK	75	Shares of Common Stock or Exchange-Traded Fund	0
A T & T INC NEW	1,241	Shares of Common Stock or Exchange-Traded Fund	41,688
ABBOTT LABORATORIES	54	Shares of Common Stock or Exchange-Traded Fund	2,413
ABBVIE INC	841	Shares of Common Stock or Exchange-Traded Fund	55,065
ACCENTURE PLC CL A F	40	Shares of Common Stock or Exchange-Traded Fund	3,572
ACHILLION PHARMA INC ** PEN	3,240	Shares of Common Stock or Exchange-Traded Fund	39,690
ADAMS EXPRESS CO	257	Shares of Common Stock or Exchange-Traded Fund	3,517
ADT CORP	18	Shares of Common Stock or Exchange-Traded Fund	652
ADVANCED PHOTONIX CL A	8,000	Shares of Common Stock or Exchange-Traded Fund	2,360
ADVISORSHARES TRUST ETF RANGER	600	Shares of Common Stock or Exchange-Traded Fund	6,858
AETNA INC NEW	100	Shares of Common Stock or Exchange-Traded Fund	8,883
AGILENT TECHNOLOGIES INCTENDER	100	Shares of Common Stock or Exchange-Traded Fund	4,094
AGRIUM INC FDUTCH	100	Shares of Common Stock or Exchange-Traded Fund	9,472
AIRGAS INC TENDER	54	Shares of Common Stock or Exchange-Traded Fund	6,213
AKAMAI TECHNOLOGIES	22	Shares of Common Stock or Exchange-Traded Fund	1,385
ALAMOS GOLD INC F	400	Shares of Common Stock or Exchange-Traded Fund	2,852
ALASKA COMMUNS SYS GROUP	1,000	Shares of Common Stock or Exchange-Traded Fund	1,790
ALBERTA STAR DEV CP NEWF	200	Shares of Common Stock or Exchange-Traded Fund	29
ALCATEL LUCENT ADR FSPONSO	1,010	Shares of Common Stock or Exchange-Traded Fund	3,586
ALIBABA GROUP HLDG ADR F** PEN	1,285	Shares of Common Stock or Exchange-Traded Fund	133,563
ALIMERA SCIENCES INC ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	554
ALKANE RESOURCES ORD F	5,000	Shares of Common Stock or Exchange-Traded Fund	900
ALLEGHENY TECH INC NEW	45	Shares of Common Stock or Exchange-Traded Fund	1,565
ALLEGION PUBLIC LTD CO F	9	Shares of Common Stock or Exchange-Traded Fund	499

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
ALLERGAN INC EXCHAN	10	Shares of Common Stock or Exchange-Traded Fund	2,126
ALLIANCE DATA SYSTEMS	15	Shares of Common Stock or Exchange-Traded Fund	4,291
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock or Exchange-Traded Fund	48,500
ALTRIA GROUP INC	657	Shares of Common Stock or Exchange-Traded Fund	32,360
ALTRIA GROUP INC	414	Shares of Common Stock or Exchange-Traded Fund	20,405
AMARIN CORP PLC NEW ADRFSPONSO	100	Shares of Common Stock or Exchange-Traded Fund	98
AMBARELLA INC F** PEN	400	Shares of Common Stock or Exchange-Traded Fund	20,288
AMER ELECTRIC PWR CO INC	700	Shares of Common Stock or Exchange-Traded Fund	42,504
AMEREN CORPORATION	720	Shares of Common Stock or Exchange-Traded Fund	33,214
AMERICAN AIRLS GROUP INC	52	Shares of Common Stock or Exchange-Traded Fund	2,802
AMERICAN EXPRESS COMPANY	200	Shares of Common Stock or Exchange-Traded Fund	18,608
AMERICAN GRAPHITE TECH	500	Shares of Common Stock or Exchange-Traded Fund	14
AMERICAN HOMES 4 RENT ** PEN	154	Shares of Common Stock or Exchange-Traded Fund	2,621
AMERICAN INTL GROUP INC TRADES	357	Shares of Common Stock or Exchange-Traded Fund	8,789
AMERICAN INTL GROUP NEW	2,190	Shares of Common Stock or Exchange-Traded Fund	122,678
AMERICAN SKIING CORP XXXPLAN O	1,830	Shares of Common Stock or Exchange-Traded Fund	0
AMERICAN TOWER CORP REIT	80	Shares of Common Stock or Exchange-Traded Fund	7,908
AMERICAN WATER WORKS CO ** PEN	240	Shares of Common Stock or Exchange-Traded Fund	12,807
AMERIPRISE FINANCIAL INC	50	Shares of Common Stock or Exchange-Traded Fund	6,613
AMKOR TECHNOLOGY INC	248	Shares of Common Stock or Exchange-Traded Fund	1,761
ANADARKO PETROLEUM CORP	200	Shares of Common Stock or Exchange-Traded Fund	16,500
ANNALY CAPITAL MGMT REIT	4,242	Shares of Common Stock or Exchange-Traded Fund	45,861
ANTHEM INC	55	Shares of Common Stock or Exchange-Traded Fund	6,912
AOL INC	6	Shares of Common Stock or Exchange-Traded Fund	277
APACHE CORP	100	Shares of Common Stock or Exchange-Traded Fund	6,267
APERAM FNEW YO	1	Shares of Common Stock or Exchange-Traded Fund	29
APOLLO INVESTMENT CORP ** PEN	4,500	Shares of Common Stock or Exchange-Traded Fund	33,390
APPLE INC	4,463	Shares of Common Stock or Exchange-Traded Fund	492,659
APPLE INC	350	Shares of Common Stock or Exchange-Traded Fund	38,633
APPLIED MATERIALS INC	657	Shares of Common Stock or Exchange-Traded Fund	16,382
AQUA AMERICA INC	410	Shares of Common Stock or Exchange-Traded Fund	10,949
ARADIGM CORP NEW	4	Shares of Common Stock or Exchange-Traded Fund	30
ARCELOR MITTAL NY NEW FNEW YO	160	Shares of Common Stock or Exchange-Traded Fund	1,765
ARCH COAL INC	729	Shares of Common Stock or Exchange-Traded Fund	1,298
ARCHER-DANIELS-MIDLND CO	50	Shares of Common Stock or Exchange-Traded Fund	2,600
ARTISAN PART ASSET MNGT ** PEN	130	Shares of Common Stock or Exchange-Traded Fund	6,569
ASTERIAS BIOTHERAPEUTIC SERIES	16	Shares of Common Stock or Exchange-Traded Fund	52
ATLAS CORPORATION TRADIN	103,000	Shares of Common Stock or Exchange-Traded Fund	0
ATLAS ENERGY LP	150	Shares of Common Stock or Exchange-Traded Fund	4,673
AUCTION MILLS INC NEW	4	Shares of Common Stock or Exchange-Traded Fund	0
AUTO DATA PROCESSING	40	Shares of Common Stock or Exchange-Traded Fund	3,335
AVALON HOLDINGS CORP A CLASS	1,000	Shares of Common Stock or Exchange-Traded Fund	2,620
AVISTA CORPORATION	200	Shares of Common Stock or Exchange-Traded Fund	7,070
AXOGEN INC	200	Shares of Common Stock or Exchange-Traded Fund	718
B/E AEROSPACE INC	500	Shares of Common Stock or Exchange-Traded Fund	29,010
B/E AEROSPACE INC	65	Shares of Common Stock or Exchange-Traded Fund	3,771
B2GOLD CORP F	392	Shares of Common Stock or Exchange-Traded Fund	635
BAIDU COM INC ADR F** PEN	35	Shares of Common Stock or Exchange-Traded Fund	7,979
BANCO SANTANDR CENT ADRFSPONSO	587	Shares of Common Stock or Exchange-Traded Fund	4,890
BANDERA GOLD LTD F	500	Shares of Common Stock or Exchange-Traded Fund	2
BANK OF AMERICA CORP	4,570	Shares of Common Stock or Exchange-Traded Fund	81,765
BANK OF NY MELLON CP NEW	100	Shares of Common Stock or Exchange-Traded Fund	4,057
BARRICK GOLD CORP F	1,000	Shares of Common Stock or Exchange-Traded Fund	10,750
BAXTER INTERNATIONAL INC	450	Shares of Common Stock or Exchange-Traded Fund	32,981
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock or Exchange-Traded Fund	47,894
BAYSWATER URANIUM NEW F	100	Shares of Common Stock or Exchange-Traded Fund	3
BAYTEX ENERGY CORP F	560	Shares of Common Stock or Exchange-Traded Fund	9,302
BERKLEY W R CORPORATION	108	Shares of Common Stock or Exchange-Traded Fund	5,511
BERKSHIRE HATHAWAY B NEWCLASS	395	Shares of Common Stock or Exchange-Traded Fund	59,309
BIODEL INC NEW	1,000	Shares of Common Stock or Exchange-Traded Fund	1,330
BIOELECTRONICS CORP	12,000	Shares of Common Stock or Exchange-Traded Fund	12
BIOGEN IDEC INC DUTCH	100	Shares of Common Stock or Exchange-Traded Fund	33,945
BIOGEN IDEC INC DUTCH	36	Shares of Common Stock or Exchange-Traded Fund	12,220
BIOPURE CORP CL A NEW TRADIN	16	Shares of Common Stock or Exchange-Traded Fund	0
BIOTIME INC 18WTSWARRAN	19	Shares of Common Stock or Exchange-Traded Fund	20
BLACK HILLS CORP	300	Shares of Common Stock or Exchange-Traded Fund	15,912
BLACKBERRY LTD F	2,500	Shares of Common Stock or Exchange-Traded Fund	27,450
BLACKROCK BUILD AMERICA ** PEN	475	Shares of Common Stock or Exchange-Traded Fund	10,532
BLACKROCK UTIL & INFRAS ** PEN	200	Shares of Common Stock or Exchange-Traded Fund	4,148
BLACKSTONE GROUP LP ** PEN	614	Shares of Common Stock or Exchange-Traded Fund	20,778
BOEING CO ODDLOT	155	Shares of Common Stock or Exchange-Traded Fund	20,147
BONANZA OIL & GAS INC TRADIN	2,400	Shares of Common Stock or Exchange-Traded Fund	0
BP PLC ADR FSPONSO	791	Shares of Common Stock or Exchange-Traded Fund	30,147

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
BRANDYWINE REALTY TR NEWREIT	239	Shares of Common Stock or Exchange-Traded Fund	3,820
BRINKS CO DUTCH	41	Shares of Common Stock or Exchange-Traded Fund	1,003
BRISTOL-MYERS SQUIBB CO ODDLOT	308	Shares of Common Stock or Exchange-Traded Fund	18,163
BROOKFIELD ASSET MGMT FWITH S	95	Shares of Common Stock or Exchange-Traded Fund	4,762
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock or Exchange-Traded Fund	395
BRUKER CORPORATION	600	Shares of Common Stock or Exchange-Traded Fund	11,772
BUFFALO WILD WINGS INC ** PEN	85	Shares of Common Stock or Exchange-Traded Fund	15,332
C V S HEALTH CORPORATION	151	Shares of Common Stock or Exchange-Traded Fund	14,535
CADAN RESOURCES XXX1 FOR	100	Shares of Common Stock or Exchange-Traded Fund	0
CAI INTERNATIONAL INC ** PEN	300	Shares of Common Stock or Exchange-Traded Fund	6,960
CALAMP CORP	1,370	Shares of Common Stock or Exchange-Traded Fund	25,071
CALIFORNIA RES CORP	130	Shares of Common Stock or Exchange-Traded Fund	716
CALLON PETROLEUM CO	600	Shares of Common Stock or Exchange-Traded Fund	3,270
CALUMET SPECIALTY PROD ** PRI	15	Shares of Common Stock or Exchange-Traded Fund	336
CAMECO CORP FFULLY	250	Shares of Common Stock or Exchange-Traded Fund	4,103
CAMPBELL SOUP COMPANY	700	Shares of Common Stock or Exchange-Traded Fund	30,800
CAMTEK F	1,000	Shares of Common Stock or Exchange-Traded Fund	3,010
CANADIAN ZINC CORP F	545	Shares of Common Stock or Exchange-Traded Fund	101
CANNABIS SCIENCE INC	5,000	Shares of Common Stock or Exchange-Traded Fund	276
CAPITAL BK FINL CORP ** PEN	27	Shares of Common Stock or Exchange-Traded Fund	724
CAPITAL CITY BANK GROUP	500	Shares of Common Stock or Exchange-Traded Fund	7,770
CAPITOL FED FINL INC NEW	500	Shares of Common Stock or Exchange-Traded Fund	6,390
CAPSTONE MINING CORP F	200	Shares of Common Stock or Exchange-Traded Fund	337
CAPSTONE TURBINE CORP	2,000	Shares of Common Stock or Exchange-Traded Fund	1,479
CARDINAL ENERGY GROUP	1,000	Shares of Common Stock or Exchange-Traded Fund	420
CARDINAL HEALTH INC	100	Shares of Common Stock or Exchange-Traded Fund	8,073
CARNIVAL CORP NEW FPAIRED	65	Shares of Common Stock or Exchange-Traded Fund	2,946
CATERPILLAR INC	35	Shares of Common Stock or Exchange-Traded Fund	3,224
CDK GLOBAL INC	13	Shares of Common Stock or Exchange-Traded Fund	530
CEL SCI CORP NEW	10,000	Shares of Common Stock or Exchange-Traded Fund	5,810
CELGENE CORP	353	Shares of Common Stock or Exchange-Traded Fund	39,487
CENTRAL FD CDA LTD CLA FCLASS	2,170	Shares of Common Stock or Exchange-Traded Fund	25,129
CENVEO INC	5,825	Shares of Common Stock or Exchange-Traded Fund	12,233
CEPHEID INC	200	Shares of Common Stock or Exchange-Traded Fund	10,828
CERNER CORP	400	Shares of Common Stock or Exchange-Traded Fund	25,864
CHESAPEAKE UTIL CORP	150	Shares of Common Stock or Exchange-Traded Fund	7,449
CHICAGO BRDG & IRON NY FN Y RE	75	Shares of Common Stock or Exchange-Traded Fund	3,149
CHIMERA INVESTMENT CORP ** PEN	222	Shares of Common Stock or Exchange-Traded Fund	705
CHINA ENERGY SVGS TECH TRADIN	1,000	Shares of Common Stock or Exchange-Traded Fund	0
CHINA MOBILE H K ADR FSPONSO	50	Shares of Common Stock or Exchange-Traded Fund	2,941
CHINA STHN ARLNS ADR FSPONSO	100	Shares of Common Stock or Exchange-Traded Fund	2,390
CHIPOTLE MEXICAN GRILL ** PEN	8	Shares of Common Stock or Exchange-Traded Fund	5,476
CHUBB CORPORATION	43	Shares of Common Stock or Exchange-Traded Fund	4,460
CIGNA CORP	50	Shares of Common Stock or Exchange-Traded Fund	5,146
CIPHER PHARMACEUTICALS F	1,000	Shares of Common Stock or Exchange-Traded Fund	14,160
CISCO SYSTEMS INC	1,454	Shares of Common Stock or Exchange-Traded Fund	40,437
CITIGROUP INC NEW	7,104	Shares of Common Stock or Exchange-Traded Fund	384,403
CITIGROUP INC NEW	300	Shares of Common Stock or Exchange-Traded Fund	16,233
CITRIX SYSTEMS INC	15	Shares of Common Stock or Exchange-Traded Fund	957
COCA COLA COMPANY	1,029	Shares of Common Stock or Exchange-Traded Fund	43,429
COEUR MINING INC	700	Shares of Common Stock or Exchange-Traded Fund	3,577
COGENT COMMUN HLDG CO	510	Shares of Common Stock or Exchange-Traded Fund	18,036
COHERUS BIOSCIENCES ** PEN	300	Shares of Common Stock or Exchange-Traded Fund	4,896
COLGATE-PALMOLIVE CO	140	Shares of Common Stock or Exchange-Traded Fund	9,687
COLONIAL BANCGROUP INC REGIST	725	Shares of Common Stock or Exchange-Traded Fund	0
COMCAST CORP NEW CL A	240	Shares of Common Stock or Exchange-Traded Fund	13,928
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock or Exchange-Traded Fund	13
COMMERCIAL METALS CO TENDER	100	Shares of Common Stock or Exchange-Traded Fund	1,629
COMPUTRZD THERML IMAGINGTRADIN	1,000	Shares of Common Stock or Exchange-Traded Fund	0
CONAGRA FOODS INC	200	Shares of Common Stock or Exchange-Traded Fund	7,256
CONOCOPHILLIPS	2,210	Shares of Common Stock or Exchange-Traded Fund	152,632
CONS WATER CO INC ORD F	1,063	Shares of Common Stock or Exchange-Traded Fund	11,358
CONSTELLATION BRAND CL ACLASS	15	Shares of Common Stock or Exchange-Traded Fund	1,473
CONTL PRECIOUS MNRL NEWF	166	Shares of Common Stock or Exchange-Traded Fund	92
CONTROL4 CORP ** PEN	200	Shares of Common Stock or Exchange-Traded Fund	3,074
COPPER NORTH MNG CORP F	40	Shares of Common Stock or Exchange-Traded Fund	2
CORNING INC	200	Shares of Common Stock or Exchange-Traded Fund	4,586
COSTCO WHSL CORP NEW	31	Shares of Common Stock or Exchange-Traded Fund	4,335
COVIDIEN PLC NEW F	9	Shares of Common Stock or Exchange-Traded Fund	937
CREATIVE EDGE NUTRIT NEW	10,000	Shares of Common Stock or Exchange-Traded Fund	132
CROWN BAUS CAP CORP	100	Shares of Common Stock or Exchange-Traded Fund	101
CST BRANDS INC	725	Shares of Common Stock or Exchange-Traded Fund	31,617
CTI BIOPHARMA CORP	500	Shares of Common Stock or Exchange-Traded Fund	1,180

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
CUBESMART	787	Shares of Common Stock or Exchange-Traded Fund	17,363
CUMMINS INC	29	Shares of Common Stock or Exchange-Traded Fund	4,176
CYNOSURE INC ** PEN	600	Shares of Common Stock or Exchange-Traded Fund	16,452
CYS INVESTMENTS INC REIT	4,703	Shares of Common Stock or Exchange-Traded Fund	41,010
CYTOSORBENTS CORP NEW	28	Shares of Common Stock or Exchange-Traded Fund	279
DASSAULT SYSTEMS SA ADRFSPONSO	44	Shares of Common Stock or Exchange-Traded Fund	2,684
DDR CORP	229	Shares of Common Stock or Exchange-Traded Fund	4,212
DECKERS OUTDOOR CORP	20	Shares of Common Stock or Exchange-Traded Fund	1,821
DECODE GENETICS INC XXXPLAN O	5,900	Shares of Common Stock or Exchange-Traded Fund	0
DEERE & CO	31	Shares of Common Stock or Exchange-Traded Fund	2,698
DENISON MINES CORP F	15,000	Shares of Common Stock or Exchange-Traded Fund	13,950
DEUTSCHE POST NEW ADR FSPONSO	40	Shares of Common Stock or Exchange-Traded Fund	1,298
DEUTSCHE X-TRACKERS ETF HARVES	400	Shares of Common Stock or Exchange-Traded Fund	14,884
DHT HOLDINGS INC NEW F	178	Shares of Common Stock or Exchange-Traded Fund	1,303
DIME CMNTY BANCSHARES	543	Shares of Common Stock or Exchange-Traded Fund	8,841
DIREXION DAILY SHS ETF RUSSIA	300	Shares of Common Stock or Exchange-Traded Fund	8,430
DIREXION SHARES NEW ETF GOLD M	100	Shares of Common Stock or Exchange-Traded Fund	1,116
DIREXION SHS EXCH TRD FDDAILY	4,000	Shares of Common Stock or Exchange-Traded Fund	143,040
DIREXION SHS NEW ETF DAILY	100	Shares of Common Stock or Exchange-Traded Fund	1,267
DISNEY WALT CO	330	Shares of Common Stock or Exchange-Traded Fund	31,039
DITEM EXPLORATION INC F	1,000	Shares of Common Stock or Exchange-Traded Fund	2
DOMINOS PIZZA INC ** PEN	103	Shares of Common Stock or Exchange-Traded Fund	9,661
DOW CHEMICAL COMPANY	570	Shares of Common Stock or Exchange-Traded Fund	25,998
DRYSHIPS INC F** PEN	100	Shares of Common Stock or Exchange-Traded Fund	106
DU PONT E I DE NEMOUR&CO	251	Shares of Common Stock or Exchange-Traded Fund	18,522
DUKE ENERGY CORP NEW	939	Shares of Common Stock or Exchange-Traded Fund	78,426
DUPONT FABROS TECHNOLOGY** PEN	250	Shares of Common Stock or Exchange-Traded Fund	8,310
E M C CORP MASS	1,348	Shares of Common Stock or Exchange-Traded Fund	40,075
E O G RESOURCES INC	1,399	Shares of Common Stock or Exchange-Traded Fund	128,779
EAGLE MATERIALS INC	100	Shares of Common Stock or Exchange-Traded Fund	7,603
EAGLE PLAINS RESOURCES F	34,500	Shares of Common Stock or Exchange-Traded Fund	2,015
EARTHLINK HOLDINGS CORP	100	Shares of Common Stock or Exchange-Traded Fund	439
EAST ASIA MINERALS CORPF	700	Shares of Common Stock or Exchange-Traded Fund	5
EAST WEST BANCORP	40	Shares of Common Stock or Exchange-Traded Fund	1,548
EBAY INC	100	Shares of Common Stock or Exchange-Traded Fund	5,612
ECARE SOLUTIONS INC	1,000	Shares of Common Stock or Exchange-Traded Fund	2,500
ECHELON CORPORATION	180	Shares of Common Stock or Exchange-Traded Fund	306
ECOPETROL SA ADR FSPONSO	15	Shares of Common Stock or Exchange-Traded Fund	257
EDDIE BAUER HOLDINGS XXXBANKRU	5,000	Shares of Common Stock or Exchange-Traded Fund	0
EGSHARES ETF EMERGI	387	Shares of Common Stock or Exchange-Traded Fund	9,807
ELDORADO GOLD CORP NEW F	1,000	Shares of Common Stock or Exchange-Traded Fund	6,080
ELECTROGLAS CORP XXXREGIST	400	Shares of Common Stock or Exchange-Traded Fund	0
ELITE PHARMACEUTICLS NEW	5,000	Shares of Common Stock or Exchange-Traded Fund	1,130
ELMIRA SVGS BK ELMIRA NY	635	Shares of Common Stock or Exchange-Traded Fund	14,615
ENCANA CORPORATION F	400	Shares of Common Stock or Exchange-Traded Fund	5,548
ENDEAVOUR INTL CORP NEW	8	Shares of Common Stock or Exchange-Traded Fund	0
ENDEAVOUR SILVER CORP F	800	Shares of Common Stock or Exchange-Traded Fund	1,728
ENDURANCE SPECALTY HLDGF	100	Shares of Common Stock or Exchange-Traded Fund	5,984
ENER CORE INC	4,000	Shares of Common Stock or Exchange-Traded Fund	680
ENERGY FUELS INC NEW F	88	Shares of Common Stock or Exchange-Traded Fund	545
ENERGY TRANSFER PARTNERS** PEN	1,000	Shares of Common Stock or Exchange-Traded Fund	57,380
ENERNOC INC ** PEN	300	Shares of Common Stock or Exchange-Traded Fund	4,635
ENERPLUS CORP F	250	Shares of Common Stock or Exchange-Traded Fund	2,400
ENERSYS ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	6,172
ENTEROMEDICS INC NEW	15,350	Shares of Common Stock or Exchange-Traded Fund	21,797
ENTERPRISE PRD PRTNRS LP	90	Shares of Common Stock or Exchange-Traded Fund	3,251
ENTMNT GAMING ASIA NEW	250	Shares of Common Stock or Exchange-Traded Fund	133
EPIRUS BIOPHARMACEUTICAL	422	Shares of Common Stock or Exchange-Traded Fund	2,393
ERICSSON TEL ADR B NEW FCL B S	120	Shares of Common Stock or Exchange-Traded Fund	1,452
ESPERION THERAPEUTICS ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	4,044
EWORLD COMPANIES INC NEW	13	Shares of Common Stock or Exchange-Traded Fund	2
EXCO RESOURCES INC ** PEN	108	Shares of Common Stock or Exchange-Traded Fund	235
EXELIXIS INC	600	Shares of Common Stock or Exchange-Traded Fund	864
EXELON CORPORATION	120	Shares of Common Stock or Exchange-Traded Fund	4,450
EXPO HOLDING INC	33,500	Shares of Common Stock or Exchange-Traded Fund	0
EXPRESS SCRIPTS HLDG CO	50	Shares of Common Stock or Exchange-Traded Fund	4,234
EXXON MOBIL CORPORATION	558	Shares of Common Stock or Exchange-Traded Fund	51,549
FACEBOOK INC CLASS A ** PEN	491	Shares of Common Stock or Exchange-Traded Fund	38,308
FACEBOOK INC CLASS A ** PEN	200	Shares of Common Stock or Exchange-Traded Fund	15,604
FACTORSHARES TRUST ETF PUREFU	200	Shares of Common Stock or Exchange-Traded Fund	5,298
FAIRFAX FINANCIAL HLDGSF	50	Shares of Common Stock or Exchange-Traded Fund	26,200
FAIRPOINT COMMUN INC ** PEN	1	Shares of Common Stock or Exchange-Traded Fund	0
FASTENAL CO	50	Shares of Common Stock or Exchange-Traded Fund	2,378

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
FEDEX CORPORATION	25	Shares of Common Stock or Exchange-Traded Fund	4,423
FELLOWS ENERGY LTD TRADIN	3,500	Shares of Common Stock or Exchange-Traded Fund	0
FIDELITY MSCI ETF HEALTH	1,018	Shares of Common Stock or Exchange-Traded Fund	33,479
FINAVERA WIND ENERGY F	20,000	Shares of Common Stock or Exchange-Traded Fund	1,840
FINISAR CORP NEW	300	Shares of Common Stock or Exchange-Traded Fund	5,823
FIRST MAJESTIC SILVER F	1,000	Shares of Common Stock or Exchange-Traded Fund	5,020
FIRST SOLAR INC ** PEN	65	Shares of Common Stock or Exchange-Traded Fund	2,899
FIRST TR NYSE ARCA BIOTEC	129	Shares of Common Stock or Exchange-Traded Fund	13,161
FIRST TRUST ISE NAT GAS NATURA	500	Shares of Common Stock or Exchange-Traded Fund	5,606
FIRSTHAND TECH VALUE FD TENDER	12	Shares of Common Stock or Exchange-Traded Fund	230
FLEXTRONICS INTL LTD F	500	Shares of Common Stock or Exchange-Traded Fund	5,590
FLUOR CORPORATION NEW	100	Shares of Common Stock or Exchange-Traded Fund	6,063
FORD MOTOR COMPANY NEW TENDER	1,724	Shares of Common Stock or Exchange-Traded Fund	26,723
FORD MOTOR COMPANY NEW TENDER	800	Shares of Common Stock or Exchange-Traded Fund	12,400
FORTUNE BAY CORP F	700	Shares of Common Stock or Exchange-Traded Fund	167
FOUNTAIN HEALTHY AGING	7,500	Shares of Common Stock or Exchange-Traded Fund	3
FREEPORT MCMORAN INC	260	Shares of Common Stock or Exchange-Traded Fund	6,074
FREIGHTCAR AMERICA INC ** PEN	416	Shares of Common Stock or Exchange-Traded Fund	10,956
FRONTIER COMMUNICATIONS	15	Shares of Common Stock or Exchange-Traded Fund	100
FUSE SCIENCE INC NEW	925	Shares of Common Stock or Exchange-Traded Fund	0
GABELLI EQUITY TRUST INC	415	Shares of Common Stock or Exchange-Traded Fund	2,684
GALENA BIOPHARMA INC	2,000	Shares of Common Stock or Exchange-Traded Fund	3,020
GAMESTOP CORP CL A NEW	416	Shares of Common Stock or Exchange-Traded Fund	14,072
GENERAL ELECTRIC CAP 4.875% 10	100	Shares of Common Stock or Exchange-Traded Fund	2,476
GENERAL ELECTRIC COMPANY	5,407	Shares of Common Stock or Exchange-Traded Fund	136,626
GENERAL MILLS INC	143	Shares of Common Stock or Exchange-Traded Fund	7,601
GENERAL MOLY INC	3,000	Shares of Common Stock or Exchange-Traded Fund	1,710
GENERAL MOTORS CO ** PEN	1,045	Shares of Common Stock or Exchange-Traded Fund	36,481
GENTEX CORP WITH S	50	Shares of Common Stock or Exchange-Traded Fund	1,807
GENUINE PARTS CO	150	Shares of Common Stock or Exchange-Traded Fund	15,986
GENWORTH FINANCIAL INC ** PEN	400	Shares of Common Stock or Exchange-Traded Fund	3,400
GERON CORP	400	Shares of Common Stock or Exchange-Traded Fund	1,300
GETTY REALTY CORP NEW REIT	317	Shares of Common Stock or Exchange-Traded Fund	5,781
GILEAD SCIENCES INC	2,520	Shares of Common Stock or Exchange-Traded Fund	237,535
GILEAD SCIENCES INC	300	Shares of Common Stock or Exchange-Traded Fund	28,278
GLAXOSMITHKLINE PLC ADRFSPONSO	1,505	Shares of Common Stock or Exchange-Traded Fund	64,328
GLOBAL ALUMINA CORP FDUTCH	11,000	Shares of Common Stock or Exchange-Traded Fund	0
GLOBAL PEOPLELINE TELECOREGIST	3	Shares of Common Stock or Exchange-Traded Fund	0
GLOBAL X ETF NEXT E	416	Shares of Common Stock or Exchange-Traded Fund	9,714
GOLD CANYON RES INC F	27,000	Shares of Common Stock or Exchange-Traded Fund	2,813
GOLDCORP INC NEW FEXCHAN	32	Shares of Common Stock or Exchange-Traded Fund	593
GOLDEN GOLIATH RES LTD F	60,000	Shares of Common Stock or Exchange-Traded Fund	360
GOLDEN MINERALS CO	250	Shares of Common Stock or Exchange-Traded Fund	135
GOLDMAN SACHS GROUP INC	37	Shares of Common Stock or Exchange-Traded Fund	7,209
GOOGLE INC ** PEN	40	Shares of Common Stock or Exchange-Traded Fund	21,226
GOOGLE INC CL C NON VTG NON VO	249	Shares of Common Stock or Exchange-Traded Fund	131,074
GOPRO INC ** PEN	30	Shares of Common Stock or Exchange-Traded Fund	1,897
GRACO INCORPORATED	40	Shares of Common Stock or Exchange-Traded Fund	3,207
GRAFTECH INTERNATIONAL	100	Shares of Common Stock or Exchange-Traded Fund	506
GREAT WESTN MNRLS GROUPF	10,000	Shares of Common Stock or Exchange-Traded Fund	300
GREEN EARTH TECHS INC	5,000	Shares of Common Stock or Exchange-Traded Fund	207
GREENBRIER CO	300	Shares of Common Stock or Exchange-Traded Fund	16,119
GREENLAND MIN & EGY ORDF	10,000	Shares of Common Stock or Exchange-Traded Fund	597
GROWLIFE INC TRADIN	5,400	Shares of Common Stock or Exchange-Traded Fund	108
GSV CAPITAL CORP	50	Shares of Common Stock or Exchange-Traded Fund	432
GUARDIAN 8 HOLDINGS	2,000	Shares of Common Stock or Exchange-Traded Fund	931
GUGGENHEIM ETF S&P 50	545	Shares of Common Stock or Exchange-Traded Fund	36,858
GUGGENHEIM EXCH TRD FD BRIC E	177	Shares of Common Stock or Exchange-Traded Fund	5,056
GULF RESOURCES INC NEW	113	Shares of Common Stock or Exchange-Traded Fund	131
GULFPORT ENERGY CP NEW	350	Shares of Common Stock or Exchange-Traded Fund	14,609
GUYANA FRONTIER MINING F	9,000	Shares of Common Stock or Exchange-Traded Fund	0
GW PHARMACEUTIC PLC ADSF** PEN	750	Shares of Common Stock or Exchange-Traded Fund	50,760
H C P INC REIT	29	Shares of Common Stock or Exchange-Traded Fund	1,271
HAIN CELESTIAL GROUP INC	180	Shares of Common Stock or Exchange-Traded Fund	10,492
HALCON RESOURCES NEW	2,416	Shares of Common Stock or Exchange-Traded Fund	4,300
HALLIBURTON CO HLDG CO EXCHAN	760	Shares of Common Stock or Exchange-Traded Fund	29,891
HALYARD HEALTH INC	20	Shares of Common Stock or Exchange-Traded Fund	909
HARD TO TREAT DISEASES	42,000	Shares of Common Stock or Exchange-Traded Fund	0
HARRIS CORPORATION	150	Shares of Common Stock or Exchange-Traded Fund	10,773
HARTFORD FINL SVCS GRP	200	Shares of Common Stock or Exchange-Traded Fund	8,338
HEALTH CARE REIT INC REIT	60	Shares of Common Stock or Exchange-Traded Fund	4,545
HEALTHSOUTH CORP NEW	680	Shares of Common Stock or Exchange-Traded Fund	26,153
HELICOS BIOSCIENCES CORP** PEN	520	Shares of Common Stock or Exchange-Traded Fund	0

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
HERSHEY COMPANY	27	Shares of Common Stock or Exchange-Traded Fund	2,776
HESS CORPORATION	177	Shares of Common Stock or Exchange-Traded Fund	13,050
HEWLETT-PACKARD COMPANY	1,417	Shares of Common Stock or Exchange-Traded Fund	56,855
HOME DEPOT INC TENDER	342	Shares of Common Stock or Exchange-Traded Fund	35,877
HONEYWELL INTERNATIONAL	132	Shares of Common Stock or Exchange-Traded Fund	13,212
HOOPER HOLMES INC	500	Shares of Common Stock or Exchange-Traded Fund	258
HORMEL FOODS CORP	700	Shares of Common Stock or Exchange-Traded Fund	36,470
HUDSON CITY BANCORP INC	500	Shares of Common Stock or Exchange-Traded Fund	5,060
HURCO COMPANIES INC	60	Shares of Common Stock or Exchange-Traded Fund	2,045
IAMGOLD CORPORATION FEXCHAN	500	Shares of Common Stock or Exchange-Traded Fund	1,350
ICONIX BRAND GROUP INC	300	Shares of Common Stock or Exchange-Traded Fund	10,137
IDEX CORP	302	Shares of Common Stock or Exchange-Traded Fund	23,526
IMPACT SILVER CORP F	1,000	Shares of Common Stock or Exchange-Traded Fund	196
INGERSOLL RAND CL A NEWFIRELAN	28	Shares of Common Stock or Exchange-Traded Fund	1,766
INOVIO PHARMA NEW	10,750	Shares of Common Stock or Exchange-Traded Fund	98,685
INSPIREMD INC NEW	4,000	Shares of Common Stock or Exchange-Traded Fund	3,110
INTEL CORP	3,012	Shares of Common Stock or Exchange-Traded Fund	109,313
INTERNATIONAL PAPER CO DUTCH	15	Shares of Common Stock or Exchange-Traded Fund	809
INTERPHARM HOLDINGS INC TRADIN	1,000	Shares of Common Stock or Exchange-Traded Fund	1
INTL BUSINESS MACHINES	1,074	Shares of Common Stock or Exchange-Traded Fund	172,318
INVENSENSE INC ** PEN	400	Shares of Common Stock or Exchange-Traded Fund	6,504
INVESCO MORTGAGE CAPITAL** PEN	320	Shares of Common Stock or Exchange-Traded Fund	4,947
ION GEOPHYSICAL CORP	12,000	Shares of Common Stock or Exchange-Traded Fund	33,000
IROBOT CORP ** PEN	250	Shares of Common Stock or Exchange-Traded Fund	8,680
ISCO INTERNATIONAL INXXXBANKRU	53,770	Shares of Common Stock or Exchange-Traded Fund	0
ISHARES CORE ETF AGGREG	295	Shares of Common Stock or Exchange-Traded Fund	32,485
ISHARES CORE S&P ETF S&P 50	53	Shares of Common Stock or Exchange-Traded Fund	10,992
ISHARES ETF AAA- A	296	Shares of Common Stock or Exchange-Traded Fund	15,327
ISHARES ETF FLOATI	115	Shares of Common Stock or Exchange-Traded Fund	5,812
ISHARES MSCI EMRG MKT FDWITH S	636	Shares of Common Stock or Exchange-Traded Fund	25,008
ISHARES MSCI ETF INDIA	743	Shares of Common Stock or Exchange-Traded Fund	22,253
ISHARES MSCI GRMNY GERMAN	773	Shares of Common Stock or Exchange-Traded Fund	21,188
ISHARES MSCI HK ETF HONG K	997	Shares of Common Stock or Exchange-Traded Fund	20,478
ISHARES MSCI KOREA ETF CAPPED	40	Shares of Common Stock or Exchange-Traded Fund	2,212
ISHARES NASDAQ BIO ETF NASDAQ	58	Shares of Common Stock or Exchange-Traded Fund	17,629
ISHARES PHARMACEUTICAL ETF	6	Shares of Common Stock or Exchange-Traded Fund	908
ISHARES SILVER TRUST INDEX	350	Shares of Common Stock or Exchange-Traded Fund	5,271
ISHARES TR BOND 1-3 YE	140	Shares of Common Stock or Exchange-Traded Fund	14,725
ISHARES TR COMEX GOLD ** PEN	4,045	Shares of Common Stock or Exchange-Traded Fund	46,275
ISHARES TR LEHMAN BD FD LEHMAN	345	Shares of Common Stock or Exchange-Traded Fund	36,567
ISHARES TR LEHMAN BD FD LEHMAN	20	Shares of Common Stock or Exchange-Traded Fund	2,542
ISHARES TR MSCI EAFE FD WITH S	354	Shares of Common Stock or Exchange-Traded Fund	21,557
ISHARES TR RUSSELL 2000 WITH S	228	Shares of Common Stock or Exchange-Traded Fund	27,329
ISHARES TR S&P 500 BARRAS&P 50	173	Shares of Common Stock or Exchange-Traded Fund	19,307
ISHARES TR S&P LATN AMERS&P LA	115	Shares of Common Stock or Exchange-Traded Fund	3,647
ISHARES TR TIPS BOND E	243	Shares of Common Stock or Exchange-Traded Fund	27,165
ISHARES TR US INDL US IND	1,077	Shares of Common Stock or Exchange-Traded Fund	114,819
ISHARES TRUST IBOXX	650	Shares of Common Stock or Exchange-Traded Fund	58,240
ISHARES TRUST MBS ET	50	Shares of Common Stock or Exchange-Traded Fund	5,466
ISHARES U S PFD ETF U S PF	130	Shares of Common Stock or Exchange-Traded Fund	5,127
ISIS PHARMACEUTICALS INC	1,554	Shares of Common Stock or Exchange-Traded Fund	95,944
ITC HOLDINGS CORP ** PEN	140	Shares of Common Stock or Exchange-Traded Fund	5,660
JABIL CIRCUIT INC	51	Shares of Common Stock or Exchange-Traded Fund	1,109
JADE ART GROUP INC NEW	45,000	Shares of Common Stock or Exchange-Traded Fund	122
JDS UNIPHASE CORP NEW	178	Shares of Common Stock or Exchange-Traded Fund	2,442
JET METAL CORP F	36	Shares of Common Stock or Exchange-Traded Fund	5
JOHNSON & JOHNSON	676	Shares of Common Stock or Exchange-Traded Fund	70,739
JOHNSON CONTROLS INC	75	Shares of Common Stock or Exchange-Traded Fund	3,626
JPMORGAN CHASE & CO	1,382	Shares of Common Stock or Exchange-Traded Fund	86,486
K L A TENCOR CORP	1	Shares of Common Stock or Exchange-Traded Fund	40
KANSAS CITY SOUTHERN	509	Shares of Common Stock or Exchange-Traded Fund	62,153
KATE SPADE & CO	525	Shares of Common Stock or Exchange-Traded Fund	16,805
KERYX BIOPHARMACEUTICALS	600	Shares of Common Stock or Exchange-Traded Fund	8,490
KEURIG GREEN MTN INC	220	Shares of Common Stock or Exchange-Traded Fund	29,127
KEYSIGHT TECHNOLOGIES	150	Shares of Common Stock or Exchange-Traded Fund	5,066
KIMBERLY-CLARK CORP	474	Shares of Common Stock or Exchange-Traded Fund	54,804
KINDER MORGAN HOLDCO LLC** PEN	1,556	Shares of Common Stock or Exchange-Traded Fund	65,853
KINDER MORGAN HOLDCO LLC** PEN	792	Shares of Common Stock or Exchange-Traded Fund	33,510
KLX INC	250	Shares of Common Stock or Exchange-Traded Fund	10,313
KOFAX LTD F** PEN	1,000	Shares of Common Stock or Exchange-Traded Fund	7,030
KRAFT FOODS GROUP	291	Shares of Common Stock or Exchange-Traded Fund	18,212
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock or Exchange-Traded Fund	9,870
KULICKE & SOFFA INDS INC	1,000	Shares of Common Stock or Exchange-Traded Fund	14,460

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
L BRANDS INC	154	Shares of Common Stock or Exchange-Traded Fund	13,352
L INTERNATIONAL COMPUTERTRADIN	200	Shares of Common Stock or Exchange-Traded Fund	0
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock or Exchange-Traded Fund	43,160
LEUCADIA NATIONAL CORP	807	Shares of Common Stock or Exchange-Traded Fund	18,090
LEVEL 3 COMMUN NEW	116	Shares of Common Stock or Exchange-Traded Fund	5,728
LEXICON PHARMACEUTICALS	1,040	Shares of Common Stock or Exchange-Traded Fund	946
LIBERATOR MEDICAL HLDG	3,000	Shares of Common Stock or Exchange-Traded Fund	8,700
LIGHTBRIDGE CORP	17	Shares of Common Stock or Exchange-Traded Fund	26
LILLY ELI & COMPANY ODDLOT	543	Shares of Common Stock or Exchange-Traded Fund	37,456
LINDSAY CORPORATION	75	Shares of Common Stock or Exchange-Traded Fund	6,431
LINKEDIN ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	22,971
LIONBRIDGE TECH INC	1,500	Shares of Common Stock or Exchange-Traded Fund	8,625
LIQTECH INTL INC	5,000	Shares of Common Stock or Exchange-Traded Fund	5,450
LOCKHEED MARTIN CORP	30	Shares of Common Stock or Exchange-Traded Fund	5,777
LOEWS CORPORATION	252	Shares of Common Stock or Exchange-Traded Fund	10,589
LONGTOP FINL TECH ADS F** PEN	250	Shares of Common Stock or Exchange-Traded Fund	0
LOWES COMPANIES INC	226	Shares of Common Stock or Exchange-Traded Fund	15,529
LULULEMON CORP ** PEN	104	Shares of Common Stock or Exchange-Traded Fund	5,802
LUXEYARD INC	1,500	Shares of Common Stock or Exchange-Traded Fund	3
M & T BANK CORPORATION	100	Shares of Common Stock or Exchange-Traded Fund	12,562
MACQUARIE INFRASTRUC LLC	140	Shares of Common Stock or Exchange-Traded Fund	9,953
MACYS INC	50	Shares of Common Stock or Exchange-Traded Fund	3,313
MAGELLAN MIDSTREAM PTNRS	65	Shares of Common Stock or Exchange-Traded Fund	5,373
MAGNUM HUNTER RES 16WTSWARRAN	622	Shares of Common Stock or Exchange-Traded Fund	0
MAGNUM HUNTER RESOURCES	558	Shares of Common Stock or Exchange-Traded Fund	1,752
MALLINCKRODT PUB F	101	Shares of Common Stock or Exchange-Traded Fund	10,002
MANNKIND CORP	51,350	Shares of Common Stock or Exchange-Traded Fund	267,790
MANULIFE FINANCIAL CORPFODD LO	400	Shares of Common Stock or Exchange-Traded Fund	7,636
MAPFRE SA ORD F	50	Shares of Common Stock or Exchange-Traded Fund	170
MARATHON PETE CORP	200	Shares of Common Stock or Exchange-Traded Fund	18,052
MATRIX SERVICE CO	200	Shares of Common Stock or Exchange-Traded Fund	4,464
MATTEL INCORPORATED	300	Shares of Common Stock or Exchange-Traded Fund	9,288
MC DONALDS CORP EXCHAN	353	Shares of Common Stock or Exchange-Traded Fund	33,119
MEADOWBROOK INSURANCE GP	114	Shares of Common Stock or Exchange-Traded Fund	967
MEDICAL MARIJUANA INC	5,000	Shares of Common Stock or Exchange-Traded Fund	570
MEDIVATION INC	147	Shares of Common Stock or Exchange-Traded Fund	14,643
MEGA URANIUM LTD F	14,000	Shares of Common Stock or Exchange-Traded Fund	1,464
MELCO PBL ENTMT LTD ADRF**PEND	3,500	Shares of Common Stock or Exchange-Traded Fund	88,900
MERCK & CO INC NEW	464	Shares of Common Stock or Exchange-Traded Fund	26,378
MERITOR INC	500	Shares of Common Stock or Exchange-Traded Fund	7,575
METANOR RESOURCES F	8,500	Shares of Common Stock or Exchange-Traded Fund	485
METLIFE INC	100	Shares of Common Stock or Exchange-Traded Fund	5,409
MFA FINANCIAL INC REIT	5,000	Shares of Common Stock or Exchange-Traded Fund	39,950
MGM MIRAGE TENDER	42	Shares of Common Stock or Exchange-Traded Fund	898
MICROCHIP TECHNOLOGY INC	125	Shares of Common Stock or Exchange-Traded Fund	5,639
MICROSOFT CORP DUTCH	3,721	Shares of Common Stock or Exchange-Traded Fund	172,838
MICROSOFT CORP DUTCH	400	Shares of Common Stock or Exchange-Traded Fund	18,580
MIDDLEBY CORP THE	100	Shares of Common Stock or Exchange-Traded Fund	9,910
MILLENNIUM CELL INC	5,000	Shares of Common Stock or Exchange-Traded Fund	1
MIND SOLUTIONS INC RESTRI	10	Shares of Common Stock or Exchange-Traded Fund	0
MIND TECHNOLOGIES INC TRADIN	10,000	Shares of Common Stock or Exchange-Traded Fund	0
MIRANDA GOLD CORP F	23,000	Shares of Common Stock or Exchange-Traded Fund	2,024
MIZUHO FINL GROUP ADR FSPONSO	2,000	Shares of Common Stock or Exchange-Traded Fund	6,800
MOLSON COORS BREWING CLB	26	Shares of Common Stock or Exchange-Traded Fund	1,945
MONDELEZ INTL INC CL A	568	Shares of Common Stock or Exchange-Traded Fund	20,617
MONSANTO CO NEW DEL	55	Shares of Common Stock or Exchange-Traded Fund	6,571
MONSTER BEVERAGE CORP	35	Shares of Common Stock or Exchange-Traded Fund	3,792
MONTPELIER RE HLDGS LTDF	117	Shares of Common Stock or Exchange-Traded Fund	4,208
MORGAN STANLEY	5,762	Shares of Common Stock or Exchange-Traded Fund	223,576
MORGAN STANLEY	1,000	Shares of Common Stock or Exchange-Traded Fund	38,800
MOSAIC CO NEW	150	Shares of Common Stock or Exchange-Traded Fund	6,848
MOTOROLA SOLUTIONS INC	32	Shares of Common Stock or Exchange-Traded Fund	2,142
MULTICELL TECHS INC NEW	7,500	Shares of Common Stock or Exchange-Traded Fund	2
NATIONAL GRID PLC ADR FSPONSO	584	Shares of Common Stock or Exchange-Traded Fund	41,237
NATIONAL OILWELL VARCO	614	Shares of Common Stock or Exchange-Traded Fund	40,256
NATL SCIENTIFIC CORP	250	Shares of Common Stock or Exchange-Traded Fund	3
NEPHROGENEX INC ** PEN	700	Shares of Common Stock or Exchange-Traded Fund	9,345
NESTLE S A REG B ADR F1 ADR	25	Shares of Common Stock or Exchange-Traded Fund	1,824
NETFLIX INC	21	Shares of Common Stock or Exchange-Traded Fund	7,174
NETSOL TECHNOLOGIES NEW	75	Shares of Common Stock or Exchange-Traded Fund	313
NEVSUN RESOURCES LTD F	2,000	Shares of Common Stock or Exchange-Traded Fund	7,780
NEW GOLD INC F	1,000	Shares of Common Stock or Exchange-Traded Fund	4,300
NEW YORK MTG TRUST NEW REIT	350	Shares of Common Stock or Exchange-Traded Fund	2,699

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
NEWBRIDGE BANCORP CLASS	1,000	Shares of Common Stock or Exchange-Traded Fund	8,710
NIKE INC CLASS B	100	Shares of Common Stock or Exchange-Traded Fund	9,626
NOBLE ENERGY INC	303	Shares of Common Stock or Exchange-Traded Fund	14,379
NOODLES & COMPANY ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	2,635
NORDIC AMERN TANKR LTD F	9	Shares of Common Stock or Exchange-Traded Fund	91
NORFOLK SOUTHERN CORP	125	Shares of Common Stock or Exchange-Traded Fund	13,701
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock or Exchange-Traded Fund	0
NORTHISLE COPPER & GOLDF	40	Shares of Common Stock or Exchange-Traded Fund	1
NOVARTIS A G SPON ADR FSPONSO	463	Shares of Common Stock or Exchange-Traded Fund	42,902
NRG YIELD INC ** PEN	665	Shares of Common Stock or Exchange-Traded Fund	31,335
NRG YIELD INC ** PEN	45	Shares of Common Stock or Exchange-Traded Fund	2,121
NUANCE COMMUN INC	200	Shares of Common Stock or Exchange-Traded Fund	2,854
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock or Exchange-Traded Fund	2,156
NUVERRA ENVIRONMENTL NEW	620	Shares of Common Stock or Exchange-Traded Fund	3,441
NUVILEX INC	48,000	Shares of Common Stock or Exchange-Traded Fund	8,640
NVIDIA CORP	3	Shares of Common Stock or Exchange-Traded Fund	60
NXP SEMICONDUCTORS NV F** PEN	190	Shares of Common Stock or Exchange-Traded Fund	14,516
OAO GAZPROM SPON ADR FSPONSO	500	Shares of Common Stock or Exchange-Traded Fund	2,265
OASIS PETROLEUM INC ** PEN	4,000	Shares of Common Stock or Exchange-Traded Fund	66,160
OBN HOLDINGS INC NEW TRADIN	200	Shares of Common Stock or Exchange-Traded Fund	0
OCCIDENTAL PETE CORP	328	Shares of Common Stock or Exchange-Traded Fund	26,419
OMNICELL INC	300	Shares of Common Stock or Exchange-Traded Fund	9,936
ONCOSEC MED INC	1,000	Shares of Common Stock or Exchange-Traded Fund	470
OPKO HEALTH INC	1,435	Shares of Common Stock or Exchange-Traded Fund	14,336
ORACLE CORPORATION	212	Shares of Common Stock or Exchange-Traded Fund	9,549
ORGANOVO HLDGS INC	10,100	Shares of Common Stock or Exchange-Traded Fund	73,225
OXUS GOLD PLC WEF ORD F	202,700	Shares of Common Stock or Exchange-Traded Fund	9,284
P I C O HOLDINGS INC NEW	245	Shares of Common Stock or Exchange-Traded Fund	4,618
PALADIN ENERGY LTD ORD FCANADI	1,000	Shares of Common Stock or Exchange-Traded Fund	284
PAN AMERICAN SILVER CP F	200	Shares of Common Stock or Exchange-Traded Fund	1,840
PANASONIC CORP ADR FSPONSO	1,000	Shares of Common Stock or Exchange-Traded Fund	11,770
PANERA BREAD CO CL A	25	Shares of Common Stock or Exchange-Traded Fund	4,370
PARAMOUNT GOLD AND SILVRTRADIN	10,000	Shares of Common Stock or Exchange-Traded Fund	10,200
PARKER-HANNIFIN CORP	65	Shares of Common Stock or Exchange-Traded Fund	8,382
PARKERVISION INC	10,000	Shares of Common Stock or Exchange-Traded Fund	9,099
PARSLEY ENERGY INC ** PEN	1,114	Shares of Common Stock or Exchange-Traded Fund	17,779
PATRIOT NATL BANCORP INC	3,300	Shares of Common Stock or Exchange-Traded Fund	5,419
PEABODY ENERGY CORP	650	Shares of Common Stock or Exchange-Traded Fund	5,031
PENNEY J C CO INC	1,500	Shares of Common Stock or Exchange-Traded Fund	9,720
PENTAIR PLC F	8	Shares of Common Stock or Exchange-Traded Fund	531
PEPSICO INCORPORATED	264	Shares of Common Stock or Exchange-Traded Fund	24,994
PERRIGO CO PLC FUS SHA	251	Shares of Common Stock or Exchange-Traded Fund	41,957
PETROLEO BRASILEIRO ADRFSA PET	2,300	Shares of Common Stock or Exchange-Traded Fund	16,790
PFIZER INCORPORATED ODDLOT	2,834	Shares of Common Stock or Exchange-Traded Fund	88,285
PHILIP MORRIS INTL INC	326	Shares of Common Stock or Exchange-Traded Fund	26,590
PHILLIPS 66	708	Shares of Common Stock or Exchange-Traded Fund	50,764
PIMCO CORP & INC OPPTY FUND	1,208	Shares of Common Stock or Exchange-Traded Fund	19,214
PIMCO CORP INCOME STRATE	400	Shares of Common Stock or Exchange-Traded Fund	6,044
PIMCO DYNAMIC CDT INC FD** PEN	4,000	Shares of Common Stock or Exchange-Traded Fund	82,600
PIMCO ETF 0-5 YR	577	Shares of Common Stock or Exchange-Traded Fund	58,179
PIMCO EXCH TRADED FUND TOTAL	158	Shares of Common Stock or Exchange-Traded Fund	16,915
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock or Exchange-Traded Fund	182
PIONEER NATURAL RES CO	100	Shares of Common Stock or Exchange-Traded Fund	14,888
PLUG POWER INC NEW	600	Shares of Common Stock or Exchange-Traded Fund	1,800
POLARIS INDUSTRIES INC	30	Shares of Common Stock or Exchange-Traded Fund	4,537
POLYCOM INC DUTCH	500	Shares of Common Stock or Exchange-Traded Fund	6,750
PORTLAND GENERAL ELEC	850	Shares of Common Stock or Exchange-Traded Fund	32,156
POSITIVEID CORP NEW	50,000	Shares of Common Stock or Exchange-Traded Fund	1,495
POTASH CORP SASK INC FTENDER	80	Shares of Common Stock or Exchange-Traded Fund	2,826
POWERSHARES ETF FD TR IIS&P SM	30	Shares of Common Stock or Exchange-Traded Fund	1,414
POWERSHARES ETF FUNDAM	124	Shares of Common Stock or Exchange-Traded Fund	2,329
POWERSHARES ETF VARIAB	1,500	Shares of Common Stock or Exchange-Traded Fund	36,990
POWERSHARES S&P ETF 500 LO	606	Shares of Common Stock or Exchange-Traded Fund	23,004
POWERSHS EXCH TRAD FD TRDYNAMI	67	Shares of Common Stock or Exchange-Traded Fund	2,115
POWERSHS EXCH TRAD FD TRFUNDAM	157	Shares of Common Stock or Exchange-Traded Fund	3,876
POWERSHS EXCH TRAD FD TRGLOBAL	292	Shares of Common Stock or Exchange-Traded Fund	6,697
POWERSHS EXCH TRAD FD TRPOWERS	523	Shares of Common Stock or Exchange-Traded Fund	12,182
POWERSHS EXCH TRAD FD TRPOWERS	100	Shares of Common Stock or Exchange-Traded Fund	9,143
POWERSHS EXCH TRAD FD TRPREFER	5,000	Shares of Common Stock or Exchange-Traded Fund	73,500
POWERSHS QQQ TRUST SER 1	1,121	Shares of Common Stock or Exchange-Traded Fund	115,723
PPL CORPORATION	500	Shares of Common Stock or Exchange-Traded Fund	18,165
PRECISION DRILLING CORPF	965	Shares of Common Stock or Exchange-Traded Fund	5,848
PRIMERO MINING CORP F	919	Shares of Common Stock or Exchange-Traded Fund	3,529

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
PROCTER & GAMBLE EXCHAN	787	Shares of Common Stock or Exchange-Traded Fund	71,668
PROSHARES SHORT S&P 500	130	Shares of Common Stock or Exchange-Traded Fund	2,831
PROSHARES TRUST ETF ULTRAS	1,300	Shares of Common Stock or Exchange-Traded Fund	32,201
PROSHS ULTRASHRT ETF NEWULTRAS	435	Shares of Common Stock or Exchange-Traded Fund	20,180
PROSHS ULTRASHRT ETF NEWULTRAS	175	Shares of Common Stock or Exchange-Traded Fund	3,859
PROSHS ULTRASHT ETF NEW MSCI U	22	Shares of Common Stock or Exchange-Traded Fund	981
PROSPECT CAPITAL CORP	8,000	Shares of Common Stock or Exchange-Traded Fund	66,080
PROTHENA CORP PLC F	80	Shares of Common Stock or Exchange-Traded Fund	1,661
PUB SVC ENT GROUP INC	750	Shares of Common Stock or Exchange-Traded Fund	31,058
PUMA EXPLORATION INC F	6,650	Shares of Common Stock or Exchange-Traded Fund	886
PVH CORP	10	Shares of Common Stock or Exchange-Traded Fund	1,290
QUALCOMM INC	340	Shares of Common Stock or Exchange-Traded Fund	25,272
QUALCOMM INC	200	Shares of Common Stock or Exchange-Traded Fund	14,866
QUALMARK CORP	400	Shares of Common Stock or Exchange-Traded Fund	64
QUICKSILVER RESOURCES	3,600	Shares of Common Stock or Exchange-Traded Fund	714
R F MICRO DEVICES INC	1,000	Shares of Common Stock or Exchange-Traded Fund	16,590
RADIUS GOLD INC F	30,000	Shares of Common Stock or Exchange-Traded Fund	2,130
RADIUS HEALTH INC ** PEN	499	Shares of Common Stock or Exchange-Traded Fund	19,416
RAMBUS INC DEL	484	Shares of Common Stock or Exchange-Traded Fund	5,368
RANDGOLD RES LTD ADR FSPONSO	241	Shares of Common Stock or Exchange-Traded Fund	16,246
RANGE RESOURCES CORP	100	Shares of Common Stock or Exchange-Traded Fund	5,345
RAYONIER ADVANCED MATL	43	Shares of Common Stock or Exchange-Traded Fund	961
RAYTHEON COMPANY NEW ODD LO	520	Shares of Common Stock or Exchange-Traded Fund	56,200
REALTY INCOME CORP REIT	40	Shares of Common Stock or Exchange-Traded Fund	1,908
REGENERON PHARMS INC	280	Shares of Common Stock or Exchange-Traded Fund	114,870
RESMED INC	100	Shares of Common Stock or Exchange-Traded Fund	5,606
RESTORATION HARDWARE ** PEN	40	Shares of Common Stock or Exchange-Traded Fund	3,840
RETRACTABLE TECH INC	5,000	Shares of Common Stock or Exchange-Traded Fund	25,000
RITE AID CORPORATION	1,100	Shares of Common Stock or Exchange-Traded Fund	8,272
ROCK CREEK PHARMA INC	550	Shares of Common Stock or Exchange-Traded Fund	100
ROCKWELL AUTOMATION INC	9	Shares of Common Stock or Exchange-Traded Fund	1,001
ROCKWELL COLLINS INC	9	Shares of Common Stock or Exchange-Traded Fund	760
ROCKWELL MEDICAL INC	700	Shares of Common Stock or Exchange-Traded Fund	7,196
ROCKWOOD HOLDINGS INC ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	7,880
ROVI CORPORATION	76	Shares of Common Stock or Exchange-Traded Fund	1,717
ROWE T PRICE GROUP INC	40	Shares of Common Stock or Exchange-Traded Fund	3,434
ROYAL DUTCH SHELL B PLCFSPONSO	100	Shares of Common Stock or Exchange-Traded Fund	6,956
ROYCE GLOBAL VALUE TR	68	Shares of Common Stock or Exchange-Traded Fund	547
ROYCE VALUE TRUST INC	537	Shares of Common Stock or Exchange-Traded Fund	7,691
S J W CORP	221	Shares of Common Stock or Exchange-Traded Fund	7,099
S P D R S&P 500 ETF TR EXPIRI	890	Shares of Common Stock or Exchange-Traded Fund	182,928
SALESFORCE COM ** PEN	295	Shares of Common Stock or Exchange-Traded Fund	17,496
SANATANA RESOURCES INC F	25,000	Shares of Common Stock or Exchange-Traded Fund	968
SANGUINE CORP NEW	200	Shares of Common Stock or Exchange-Traded Fund	30
SANTANA MINERALS ORD F**PRIV	4,000	Shares of Common Stock or Exchange-Traded Fund	88
SCH US AGG BND ETF	83	Shares of Common Stock or Exchange-Traded Fund	4,367
SCH US DIV EQUITY ETF	128	Shares of Common Stock or Exchange-Traded Fund	5,118
SCH US MID-CAP ETF	458	Shares of Common Stock or Exchange-Traded Fund	18,645
SCH US TIPS ETF	603	Shares of Common Stock or Exchange-Traded Fund	32,707
SCHEIN HENRY INC	120	Shares of Common Stock or Exchange-Traded Fund	16,338
SCHLUMBERGER LTD F	525	Shares of Common Stock or Exchange-Traded Fund	44,840
SCHW EMG MKT EQ ETF	154	Shares of Common Stock or Exchange-Traded Fund	3,688
SCHW INTL EQ ETF	123	Shares of Common Stock or Exchange-Traded Fund	3,569
SCHW US LCAP ETF	764	Shares of Common Stock or Exchange-Traded Fund	37,466
SCHW US LCAP VAL ETF	1,725	Shares of Common Stock or Exchange-Traded Fund	76,073
SCHW US SCAP ETF	424	Shares of Common Stock or Exchange-Traded Fund	23,389
SCOR ADR FSPONSO	3,000	Shares of Common Stock or Exchange-Traded Fund	8,940
SEADRILL LTD F	4,599	Shares of Common Stock or Exchange-Traded Fund	54,909
SEALED AIR CORP NEW	119	Shares of Common Stock or Exchange-Traded Fund	5,034
SEATTLE GENETICS INC	1,457	Shares of Common Stock or Exchange-Traded Fund	46,813
SEAWORLD ENTERTAINMENT ** PEN	84	Shares of Common Stock or Exchange-Traded Fund	1,504
SECTOR SPDR ENGY SELECT SHARES	600	Shares of Common Stock or Exchange-Traded Fund	47,496
SECTOR SPDR FINCL SELECTSHARES	1,023	Shares of Common Stock or Exchange-Traded Fund	25,287
SECTOR SPDR INDL SELECT SHARES	15	Shares of Common Stock or Exchange-Traded Fund	855
SECTOR SPDR MATERIALS FDSHARES	4	Shares of Common Stock or Exchange-Traded Fund	196
SECTOR SPDR UTIL SELECT SHARES	156	Shares of Common Stock or Exchange-Traded Fund	7,352
SERVICE CORP INTL	2,275	Shares of Common Stock or Exchange-Traded Fund	51,643
SHERWIN WILLIAMS CO	20	Shares of Common Stock or Exchange-Traded Fund	5,344
SIEMENS A G ADR FSPONSO	230	Shares of Common Stock or Exchange-Traded Fund	25,760
SIERRA WIRELESS INC F	750	Shares of Common Stock or Exchange-Traded Fund	35,543
SILGAN HOLDINGS INC TENDER	105	Shares of Common Stock or Exchange-Traded Fund	5,606
SILICON GRAPHICS INC XXXBANKRU	1,000	Shares of Common Stock or Exchange-Traded Fund	0
SILVER WHEATON CORP F	888	Shares of Common Stock or Exchange-Traded Fund	18,053

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SIRIUS XM HLDGS INC	12,619	Shares of Common Stock or Exchange-Traded Fund	44,167
SMAVE SOLUTIONS INC	3	Shares of Common Stock or Exchange-Traded Fund	0
SMITH A O	116	Shares of Common Stock or Exchange-Traded Fund	6,525
SONICBLUE INC XXXBANKRU	700	Shares of Common Stock or Exchange-Traded Fund	0
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock or Exchange-Traded Fund	2,047
SOUTHERN ARC MINERALS F	40,000	Shares of Common Stock or Exchange-Traded Fund	1,600
SOUTHWEST AIRLINES CO	100	Shares of Common Stock or Exchange-Traded Fund	4,232
SPDR BARCLAYS ETF 1-3 YE	1,204	Shares of Common Stock or Exchange-Traded Fund	36,812
SPDR GOLD TRUST SPDR G	692	Shares of Common Stock or Exchange-Traded Fund	78,597
SPDR INDEX SHARES FUND DOW JO	41	Shares of Common Stock or Exchange-Traded Fund	1,957
SPDR S&P DIVIDEND ETF	478	Shares of Common Stock or Exchange-Traded Fund	37,689
SPDR SSGA EXCH TRADED FDBLACKS	405	Shares of Common Stock or Exchange-Traded Fund	19,744
SPECTRA ENERGY CORP	1,330	Shares of Common Stock or Exchange-Traded Fund	48,279
SPECTRASCIENCE INC NEW	4,576	Shares of Common Stock or Exchange-Traded Fund	73
SPIRIT AIRLINES ** PEN	500	Shares of Common Stock or Exchange-Traded Fund	37,790
SPLUNK INC ** PEN	350	Shares of Common Stock or Exchange-Traded Fund	20,633
SPONGETECH DELIVERY SYS TRADIN	735,525	Shares of Common Stock or Exchange-Traded Fund	74
SPRINT CORPORATION	350	Shares of Common Stock or Exchange-Traded Fund	1,453
STARBUCKS CORP	444	Shares of Common Stock or Exchange-Traded Fund	36,431
STARWOOD HTLS & RSTS NEW	35	Shares of Common Stock or Exchange-Traded Fund	2,862
STARWOOD PPTY TRUST INC ** PEN	2,000	Shares of Common Stock or Exchange-Traded Fund	46,480
STEMCELLS INC NEW	1,370	Shares of Common Stock or Exchange-Traded Fund	1,286
STERIS CORP	250	Shares of Common Stock or Exchange-Traded Fund	16,213
STMICROELECTRONICS NY FNY REG	500	Shares of Common Stock or Exchange-Traded Fund	3,735
STRATASYS LTD F	3	Shares of Common Stock or Exchange-Traded Fund	249
STRATEGIC MINING CORP TRADIN	83	Shares of Common Stock or Exchange-Traded Fund	0
STRATEGIC RESOURCES LTD TRADIN	2,500	Shares of Common Stock or Exchange-Traded Fund	0
SUN LIFE FINANCIAL INC F	100	Shares of Common Stock or Exchange-Traded Fund	3,606
SUNEDISON INC	600	Shares of Common Stock or Exchange-Traded Fund	11,706
SUNTECH POWER HLDGS CO ** PEN	47	Shares of Common Stock or Exchange-Traded Fund	3
SUPERVALU INC	75	Shares of Common Stock or Exchange-Traded Fund	728
SYNCHRONY FINANCIAL ** PEN	300	Shares of Common Stock or Exchange-Traded Fund	8,925
SYSCO CORPORATION	100	Shares of Common Stock or Exchange-Traded Fund	3,969
T J X COS INC	867	Shares of Common Stock or Exchange-Traded Fund	59,464
T R C COMPANIES INC	105	Shares of Common Stock or Exchange-Traded Fund	666
TAIWAN SEMICONDUCTR ADRFSPONSO	20	Shares of Common Stock or Exchange-Traded Fund	448
TANZANIAN ROYALTY EXPL F	6,000	Shares of Common Stock or Exchange-Traded Fund	3,892
TARGET CORPORATION	1,339	Shares of Common Stock or Exchange-Traded Fund	101,616
TE CONNECTIVITY LTD F	9	Shares of Common Stock or Exchange-Traded Fund	595
TELENAV INC ** PEN	1,500	Shares of Common Stock or Exchange-Traded Fund	10,005
TEREX CORP	300	Shares of Common Stock or Exchange-Traded Fund	8,364
TESCO PLC SPONSORED ADRF1 ADR	120	Shares of Common Stock or Exchange-Traded Fund	1,043
TESLA MOTORS INC ** PEN	15	Shares of Common Stock or Exchange-Traded Fund	3,336
THE SOUTHERN COMPANY	792	Shares of Common Stock or Exchange-Traded Fund	38,899
THE WENDYS COMPANY DUTCH	400	Shares of Common Stock or Exchange-Traded Fund	3,612
THE WHITEWAVE FOODS CO ** PEN	350	Shares of Common Stock or Exchange-Traded Fund	12,247
TIANRONG BLDG MAT HLDGS REGIST	1,000	Shares of Common Stock or Exchange-Traded Fund	0
TIME INC	8	Shares of Common Stock or Exchange-Traded Fund	197
TIME WARNER CABLE	16	Shares of Common Stock or Exchange-Traded Fund	2,480
TIME WARNER INC NEW	323	Shares of Common Stock or Exchange-Traded Fund	27,600
TORONTO DOMINION BANK F	50	Shares of Common Stock or Exchange-Traded Fund	2,389
TOTAL S A ADR F1 ADR	100	Shares of Common Stock or Exchange-Traded Fund	5,120
TRANSOCEAN INC NEW F	179	Shares of Common Stock or Exchange-Traded Fund	3,281
TRANSWITCH CORP NEW	125	Shares of Common Stock or Exchange-Traded Fund	0
TREMOR VIDEO INC ** PEN	1,000	Shares of Common Stock or Exchange-Traded Fund	2,870
TRIMBLE NAVIGATION LTD	200	Shares of Common Stock or Exchange-Traded Fund	5,308
TRINA SOLAR LTD ADR F** PEN	100	Shares of Common Stock or Exchange-Traded Fund	926
TRINITY INDUSTRIES INC	900	Shares of Common Stock or Exchange-Traded Fund	25,209
TRINITY INDUSTRIES INC	300	Shares of Common Stock or Exchange-Traded Fund	8,403
TRUEBLUE INC	150	Shares of Common Stock or Exchange-Traded Fund	3,338
TWO HARBORS INVESTMENT	5,000	Shares of Common Stock or Exchange-Traded Fund	50,100
TYCO INTL PLC NEW F	38	Shares of Common Stock or Exchange-Traded Fund	1,671
U S AUTO PARTS NETWORK ** PEN	10,000	Shares of Common Stock or Exchange-Traded Fund	23,400
U308 CORP F	1,738	Shares of Common Stock or Exchange-Traded Fund	59
UCORE RARE METALS INC F	5,000	Shares of Common Stock or Exchange-Traded Fund	920
ULTRA PETROLEUM CORP F	250	Shares of Common Stock or Exchange-Traded Fund	3,290
UNDER ARMOUR INC ** PEN	620	Shares of Common Stock or Exchange-Traded Fund	42,098
UNIGOLD INC F	35,000	Shares of Common Stock or Exchange-Traded Fund	455
UNILEVER PLC ADR NEW FWITH S	225	Shares of Common Stock or Exchange-Traded Fund	9,108
UNION PACIFIC CORP	246	Shares of Common Stock or Exchange-Traded Fund	29,256
UNITED CMNTY FINL CORP OHIO	1,245	Shares of Common Stock or Exchange-Traded Fund	6,686
UNITED CONTL HLDGS INC	105	Shares of Common Stock or Exchange-Traded Fund	7,023
UNITED PARCEL SERVICE B CLASS	210	Shares of Common Stock or Exchange-Traded Fund	23,373

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
UNITED TECHNOLOGIES CORP	262	Shares of Common Stock or Exchange-Traded Fund	30,148
UNIVERSAL DISPLAY CORP	500	Shares of Common Stock or Exchange-Traded Fund	13,875
URANERZ ENERGY CORP	600	Shares of Common Stock or Exchange-Traded Fund	672
URANIUM RESOURCES NEW	1,000	Shares of Common Stock or Exchange-Traded Fund	1,860
US BIOTEC INC NEW	196	Shares of Common Stock or Exchange-Traded Fund	0
VALERO ENERGY CORP NEW	200	Shares of Common Stock or Exchange-Traded Fund	9,900
VALLEY NATIONAL BANCORP	1,223	Shares of Common Stock or Exchange-Traded Fund	11,873
VANGUARD BOND INDEX FUNDTOTAL	784	Shares of Common Stock or Exchange-Traded Fund	64,578
VANGUARD DIV APPRCIATION	2,008	Shares of Common Stock or Exchange-Traded Fund	162,939
VANGUARD ENERGY ETF	25	Shares of Common Stock or Exchange-Traded Fund	2,791
VANGUARD FTSE EMERGING MARKET	830	Shares of Common Stock or Exchange-Traded Fund	33,217
VANGUARD FTSE ETF DEVELO	759	Shares of Common Stock or Exchange-Traded Fund	28,751
VANGUARD GROWTH	2,839	Shares of Common Stock or Exchange-Traded Fund	296,349
VANGUARD INTL EQTY ETF GLOBAL	638	Shares of Common Stock or Exchange-Traded Fund	34,146
VANGUARD REIT	954	Shares of Common Stock or Exchange-Traded Fund	77,274
VANGUARD TOTAL STOCK MKTSTK MK	402	Shares of Common Stock or Exchange-Traded Fund	42,644
VANGUARD WORLD FUNDS VANGUA	140	Shares of Common Stock or Exchange-Traded Fund	16,363
VASCO DATA SECURITY INTL	600	Shares of Common Stock or Exchange-Traded Fund	16,926
VELATEL GLOBAL COMM NEW	200	Shares of Common Stock or Exchange-Traded Fund	0
VERIFONE HOLDINGS INC ** PEN	75	Shares of Common Stock or Exchange-Traded Fund	2,790
VERIZON COMMUNICATIONS	680	Shares of Common Stock or Exchange-Traded Fund	31,832
VERTEX PHARMACEUTICALS	10	Shares of Common Stock or Exchange-Traded Fund	1,188
VESTA INSURANCE GROUPXXXBANKRU	216	Shares of Common Stock or Exchange-Traded Fund	0
VIACOM INC CL B NEW	16	Shares of Common Stock or Exchange-Traded Fund	1,204
VICAL INC	10,000	Shares of Common Stock or Exchange-Traded Fund	10,500
VISA INC ** PEN	15	Shares of Common Stock or Exchange-Traded Fund	3,962
VIVUS INC	500	Shares of Common Stock or Exchange-Traded Fund	1,440
VODAFONE GROUP NEW ADR FSPONSO	179	Shares of Common Stock or Exchange-Traded Fund	6,116
VOXX INTERNATIONAL CL A	100	Shares of Common Stock or Exchange-Traded Fund	876
VULCAN MATERIALS COMPANYEXCHAN	200	Shares of Common Stock or Exchange-Traded Fund	13,146
WABASH NATIONAL CORP	600	Shares of Common Stock or Exchange-Traded Fund	7,416
WABCO HOLDINGS INC	39	Shares of Common Stock or Exchange-Traded Fund	4,086
WALGREENS BOOTS ALLIANC	80	Shares of Common Stock or Exchange-Traded Fund	6,096
WAL-MART STORES INC	263	Shares of Common Stock or Exchange-Traded Fund	22,551
WELLS FARGO & CO NEW	230	Shares of Common Stock or Exchange-Traded Fund	12,635
WESTERN COPPER & GOLD F	80	Shares of Common Stock or Exchange-Traded Fund	46
WESTERN REFINING INC ** PEN	9	Shares of Common Stock or Exchange-Traded Fund	345
WHIRLPOOL CORP	20	Shares of Common Stock or Exchange-Traded Fund	3,907
WILLIAMS COMPANIES	1,280	Shares of Common Stock or Exchange-Traded Fund	57,524
WILLIAMS SONOMA	100	Shares of Common Stock or Exchange-Traded Fund	7,568
WILLIS GRP HLDGS PUBLICF	160	Shares of Common Stock or Exchange-Traded Fund	7,170
WISDOMTREE ASIA ETF LOCAL	223	Shares of Common Stock or Exchange-Traded Fund	10,464
WISDOMTREE DEFA EQUITY INCOME	222	Shares of Common Stock or Exchange-Traded Fund	9,401
WISDOMTREE EQUITY INC FDHI YIE	93	Shares of Common Stock or Exchange-Traded Fund	5,697
WISDOMTREE JPN HDGD EQTYJAPAN	65	Shares of Common Stock or Exchange-Traded Fund	3,214
WISDOMTREE MIDCAP DIVDNDMIDCAP	20	Shares of Common Stock or Exchange-Traded Fund	1,699
WISDOMTREE SMALLCAP DIV SMALLC	75	Shares of Common Stock or Exchange-Traded Fund	5,331
WISDOMTREE TRUST ** PEN	65	Shares of Common Stock or Exchange-Traded Fund	2,737
WMI HOLDINGS CORP	2,000	Shares of Common Stock or Exchange-Traded Fund	4,099
WORKDAY INC ** PEN	50	Shares of Common Stock or Exchange-Traded Fund	4,080
WPX ENERGY INC	700	Shares of Common Stock or Exchange-Traded Fund	8,140
XEROX CORP	230	Shares of Common Stock or Exchange-Traded Fund	3,186
XL GROUP PLC F	800	Shares of Common Stock or Exchange-Traded Fund	27,495
YAMANA GOLD INC F	2,000	Shares of Common Stock or Exchange-Traded Fund	8,039
YELP INC ** PEN	50	Shares of Common Stock or Exchange-Traded Fund	2,736
YORA INTL INC NEW	275	Shares of Common Stock or Exchange-Traded Fund	0
YORK WATER COMPANY	300	Shares of Common Stock or Exchange-Traded Fund	6,962
ZAGG INCORPORATED	2,000	Shares of Common Stock or Exchange-Traded Fund	13,579
ZILLOW INC CL A ** PEN	25	Shares of Common Stock or Exchange-Traded Fund	2,646
ZION OIL & GAS INC ** PEN	1,100	Shares of Common Stock or Exchange-Traded Fund	1,506
ZIX CORPORATION	20	Shares of Common Stock or Exchange-Traded Fund	71
ZS PHARMA INC ** PEN	300	Shares of Common Stock or Exchange-Traded Fund	12,470
ZULILY INC ** PEN	100	Shares of Common Stock or Exchange-Traded Fund	2,339
ZYNGA INC ** PEN	1,000	Shares of Common Stock or Exchange-Traded Fund	2,659

Total			13,577,523

Guaranteed Investment Contracts
WILLIS STABLE VALUE FUND		Group Annuity Insurance Contracts	126,453,848
TFLIC STABLE 5 FUND		Group Annuity Insurance Contracts	39,156,549

Total			165,610,397

Money Market Funds
Cash	390,438	Money Market	390,438
SCHWAB US TREAS MONEY FD	427,516	Money Market	427,516
SCHWAB MONEY MARKET FUND	3,945,655	Money Market	3,945,655

WILLIS NORTH AMERICA INC.

401(K) RETIREMENT SAVINGS PLAN

Employer Identification Number—13-5654526

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

Identity of issue, borrower, lessor, or similar party	Shares / Units	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current Value
SCHWAB CASH RESERVES SWEEP	6,755	Money Market	6,755

Total			4,770,364

Other Financial Assets
TFLIC General Account		General Account	449,417
State Street Bank & Trust Co. Cash Reserve Account		Cash Reserve Account	29,714
GOLDMAN SACHS GROUP 5% 09/15/2	20,000	Corporate Bonds	20,069
L-3 COMMS CORP 4.75% 07/15/202	11,000	Corporate Bonds	11,776
SOUTHWEST AIRLINES 5.75% 12/15	10,000	Corporate Bonds	10,816
TIME WARNER CABLE 4.125% 02/15	20,000	Corporate Bonds	21,304
WELLS FARGO & CO 4.125% 08/15/	15,000	Corporate Bonds	15,748
BANK HAPOALIM B.M. US 0.3% CD	5,000	CD	5,001
BANK OF CHINA NY US 0.4% CD 09	5,000	CD	5,000
CIT BANK US 3.1% CD 10/23/2024	30,000	CD	29,711
COMPASS BANK US 0.85% CD 02/13	50,000	CD	50,014
DISCOVER BK US 1% CD 03/30/201	50,000	CD	50,091
DISCOVER BK US 1.9% CD 09/21/2	9,000	CD	9,195
DISCOVER BK US 2.2% CD 05/25/2	15,000	CD	15,344
EVERBANK US 0.4% CD 07/30/2015	10,000	CD	10,003
FLUSHING SVGS BK FSB US 1.55%	50,000	CD	49,338
GE CAPITAL BANK US 1% CD 09/19	10,000	CD	10,064
GE CAPITAL BANK US 1.05% CD 10	20,000	CD	20,115
GE CAPITAL BANK US 2.8% CD 10/	22,000	CD	22,021
GOLDMAN SACHS BK USA US 1% CD	10,000	CD	10,035
GOLDMAN SACHS BK USA US 2% CD	42,000	CD	41,812
GOLDMAN SACHS BK USA US 3.25%	245,000	CD	255,096
PARK STERLING BANK US 0.5% CD	50,000	CD	49,972
PEOPLE’S UNITED BANK US 0.3% C	50,000	CD	50,009

Total			1,241,665

			828,834,064
PARTICIPANT NOTES RECEIVABLE		Participant notes receivable bearing interest ranging from 4.25% to 9.25% and maturity dates from January 1, 2015 to December 1, 2029	9,135,460
		Adjustment from Fair Value to Contract Value for Stable Value Funds	(13,700,515)

			$824,269,009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Willis 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN

By:	/s/ Lynn Bissinger
Lynn Bissinger Director, US Benefits Willis North America Inc.

Dated: June 26, 2015